ANGIOTECH PHARMACEUTICALS, INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2005

DATED: MARCH 27, 2006

1618 Station Street

Vancouver, BC, Canada.

V6A 1B6

Unless otherwise indicated, the information presented in this Annual Information Form is presented as of December 31, 2005 and all currency amounts are stated in U.S. dollars.  As of March 27, 2006, the closing rate of exchange of the Bank of Canada was $1.00 U.S. dollar for each $1.17 Canadian. This Annual Information Form contains forward-looking statements which involve risks and uncertainties. See the section titled “Forward-Looking Statements.”

ANNUAL INFORMATION FORM

ANGIOTECH PHARMACEUTICALS, INC.

GLOSSARY OF TERMS

angioplasty	The process of dilating a blood vessel, by various means, including insertion of a balloon-tipped catheter within the restricted region, then inflating the balloon (balloon angioplasty).
cardiovascular

A body system that includes the blood vessels that circulate blood to and from all parts of the body, the heart which keeps the blood in motion, and the lymphatic vessels, an ancillary set of vessels, that circulate lymph.

catheter	A tube for insertion into a body cavity for introducing or removing a substance. A balloon-tipped catheter is a tube with a balloon at its tip that can be inflated or deflated.
device	An item other than a drug that has application in medical therapy. Usually restricted to items used directly on or in the patient, not including diagnostic equipment or surgical instruments.
ePTFE	Expanded polytetrafluoroethylene is an inert material that does not break down in the body or interact with tissues.
hydrophilic lubricious coating	A coating that is water-like and works in a water environment and is usually water based.
hydrophilic/hydrophobic polymer matrix	A polymer combination that is capable of dissolving water-like and/or oil-like compounds within it.
in vitro	An event that occurs outside a living organism, such as cell culture studies conducted in petri dishes.
in vivo	An event that occurs within a living organism, such as testing the efficacy of a new drug in an animal.
inflammation	The natural response of the body to irritation or injury, characterized by a cascade of immune events.
perivascular	Relating to the outside of a blood vessel.
pharmacotherapeutics	The concept of enhancing the treatment mediated by medical devices and biomaterials by the addition of a biologically active drug.
phase 1 clinical studies	These studies test the product in a small number of patients to determine safety, maximum dose tolerance and pharmacokinetic properties.
phase 2 clinical studies	These studies assess safety and efficacy in a larger patient base.
phase 3 clinical studies

These studies involve a controlled evaluation in an expanded patient population at multiple sites to determine longer term clinical safety and efficacy.  It is from the data of these studies that the benefit/risk relationship is established and the final labeling claims are defined.

pivotal study	A well-controlled study which meets the criteria of a health authority for approval/disapproval decisions. Applies to drugs, medical devices and combination products.
polymer	A module which is composed of individual monomers or repeating units which are linked in a chain.
restenosis

The re-narrowing of a blood vessel following angioplasty. The American Heart Association defines binary restenosis as 50% diameter closure or greater, of the treated (i.e., dilated) segment of the artery.

stent	A supportive cylindrical medical device, usually made of metal, inserted into a body duct or tube to open or prevent collapse of ducts or tubes.

CORPORATE STRUCTURE

Incorporation

We were incorporated in British Columbia in 1989 pursuant to the Company Act (British Columbia), the predecessor to the Business Corporations Act (British Columbia). Over the subsequent 16 years, we have amended our incorporating documents on several occasions to alter our share capital (for various financing and stock splits) and our corporate name.  In early 2004, the Business Corporations Act (British Columbia) was proclaimed and our shareholders adopted at the 2004 annual general meeting a new notice of articles and set of articles to reflect that significant legislative change.  The amendments made to previous incorporating documents were described in summary form in that annual general meeting information circular, none of which were material to our affairs.

Our head office and principal place of business is located at 1618 Station Street, Vancouver, BC, Canada, V6A 1B6. Our registered office is located at 2620 – 1055 West Georgia Street, Vancouver, BC V6E 3R5.

Intercorporate Relationships

The table below sets out the Company’s principal subsidiaries as at December 31, 2005, including the jurisdiction of incorporation and the percentage of voting securities currently held directly or indirectly by the Company.  Certain of the Company’s subsidiaries are omitted from the table if the total assets and the operating and sales revenues of that subsidiary do not exceed 10% of the consolidated assets and operating and sales revenues of the Company.

Subsidiary	Incorporated under the laws of	Percentage of voting securities held directly or indirectly
Angiotech Pharmaceuticals (US), Inc.	Delaware	100%
Angiotech BioCoatings Corp. (formerly STS Biopolymers, Inc.)	Delaware	100%
Angiotech Investment Partnership	Canada	100%
Angiotech International Holdings Inc.	Canada	100%

In this Annual Information Form, references to “the Company”, “Angiotech”, “us”, or “we” are to Angiotech Pharmaceuticals, Inc. and all of its subsidiaries as a whole, except where it is clear that these terms only refer to Angiotech Pharmaceuticals, Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

We are a specialty pharmaceutical company focused on developing and commercializing technologies that improve the performance of medical devices and the outcomes of surgical procedures.  We commenced operations as a biopharmaceutical company in the fall of 1992.  Between that time and December 31, 2005 we raised approximately $367.2 million in net proceeds from the issuance of our equity securities to investors, including our last offering in October 2003 raising gross proceeds of over $252.1 million. Our common shares are listed on The Toronto Stock Exchange under the symbol “ANP” and quoted on the NASDAQ National Market under the symbol “ANPI”.  On March 23, 2006, we completed the acquisition of American Medical Instruments Holding Inc. (“AMI”) for approximately $785 million in cash subject to post-closing adjustments. Concurrently we completed an offering of $250 million in aggregate principal amount of Senior Subordinated Notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility and a $75 million revolving credit facility. At closing, no amounts of the $75 million revolving credit facility were drawn. The net proceeds from the sale of the $250 million 7.75% Senior Subordinated Notes due 2014 and the $350 million term loan, as well as cash on hand, were used to finance the acquisition. As a result of the significance of these transactions, we have updated information in this section to reflect events up to March 23, 2006, including these transactions.

For the year ended December 31, 2005, we recorded net income from continuing operations of $8.4 million ($0.10 basic net income per share) and a net loss of $1.2 million ($0.01 basic net loss per share) after discontinued operations.  This is compared to net income from continuing operations of $53.0 million ($0.63 basic net income per share) and net income of $52.5 million ($0.63 basic net income per share) after discontinued operations for the year ended December 31, 2004, and a net loss of $52.9 million ($0.75 basic net loss per share) from both continuing and discontinued operations for the fifteen month period ended December 31, 2003.

Total revenue increased by $73.4 million in 2005 compared to 2004, due to higher royalty revenue derived from Boston Scientific Corporation’s (“BSC’s”) sales of paclitaxel-eluting coronary stent systems.  Despite the increase in revenue, net income from continuing operations decreased, primarily due to significant expenses for in-process research and development of $55.0 million in 2005, a write-down of an investment of $6.0 million and income tax expense of $28.1 million.

The significant increase in revenue and net income for the year ended December 31, 2004 compared to the fifteen month period ended December 31, 2003 was due to the receipt of $98.4 million in royalty revenue derived from the sale of paclitaxel-eluting coronary stent systems, sold by BSC.

Paclitaxel-eluting Coronary Stent System

Our first commercial product is a paclitaxel-eluting coronary stent system for the treatment of coronary artery disease. This product was developed based on the key discovery that the drug paclitaxel blocks an important cellular pathway involved in scar formation. The development of a paclitaxel-eluting stent to prevent restenosis, or re-narrowing of a blood vessel following angioplasty to treat coronary artery disease, led to a co-exclusive, worldwide license agreement with BSC and Cook Incorporated (“Cook”) in July 1997, both international medical device manufacturers and distributors. That license agreement granted both BSC and Cook worldwide rights to develop and market paclitaxel-eluting coronary, peripheral and gastrointestinal stents using our technology.  Stent placement in conjunction with balloon angioplasty is widely used in the management of coronary artery disease.

In March 2004, BSC received U.S. Food and Drug Administration (“FDA”) approval and commenced sales in the United States of its paclitaxel-eluting coronary stent, TAXUS Express. Under the terms of our worldwide co-exclusive license, we receive a royalty from worldwide sales by BSC of paclitaxel-eluting stents.  Royalty revenue received from BSC amounted to $183.6 million for the year ended December 31, 2005 and $98.4 million for the year ended December 31, 2004.  As of December 31, 2005, over two million TAXUS Express stents incorporating our technology have been implanted worldwide in patients with coronary artery disease.

BSC announced the completion of the initial launch of the TAXUS Liberté paclitaxel-eluting coronary stent system in 18 countries in January 2005 and in Europe in September 2005. The TAXUS Liberté stent system represents BSC’s next generation product incorporating our research, technology and intellectual property related to the use of paclitaxel to treat restenosis and other local inflammatory diseases. The TAXUS Liberté stent has been designed by BSC to further enhance coronary stent deliverability and blood vessel conformability, particularly in challenging coronary lesions. BSC hopes to gain FDA approval to market and sell TAXUS Liberté in the United States during the second half of 2006.

Acquisitions and Other Business Relationships

Acquisitions

Consistent with our strategy, we support our product development and commercialization activities with selective acquisitions of proprietary technologies and companies that complement our business. The following is a list of significant acquisitions in years 2003 through March 2006:

American Medical Instruments Holdings, Inc.

On March 23, 2006 we completed the acquisition of 100% of the equity of privately held American Medical Holdings, Inc. (“AMI”), a leading independent manufacturer of specialty, single-use medical devices for the interventional radiology, vascular surgery and general surgery markets. AMI generates substantial revenue from sales of its broad product line and from selected products manufactured for other medical device company customers. In the 12 months ended December 31, 2005, AMI generated revenue of $174.7 million.

AMI manufactures and markets a wide range of single use, specialty medical devices through two major divisions: the InterV division, with products focused primarily on interventional radiology, vascular surgery and tumor biopsy, and the Surgical Specialties division, with products focused primarily on general surgery, ophthalmology and aesthetic surgery. Both of these divisions have surgeon-focused direct sales and distribution resources in the United States and the European Union as well as significant specialized medical device manufacturing operations.

As a complement to our existing strategy of establishing product development and marketing partnerships, we expect to utilize AMI’s direct sales and distribution resources to market and sell certain of our existing approved products, as well as potentially manufacture certain of our product candidates currently undergoing human clinical trials. We also expect to apply many of our various drug, drug delivery and surface modification technologies to many of AMI’s medical devices in order to potentially improve the performance, ease of use or safety of these devices, or the outcomes of the medical procedures in which they are used. We believe applying our technologies to products and product candidates that are owned by us, in addition to providing technology to partners, may enhance returns on our research and development initiatives by enabling us to capture the substantial majority of the potential revenue from improvements in market share or market opportunity for these products and product candidates.

With the completion of the acquisition of AMI, we expect to generate significant revenue from direct product sales as a complement to our royalty revenue derived from sales by our partners of TAXUS coronary stents and other products. Giving effect to the acquisition of AMI, on a pro forma basis for the year ended December 31, 2005, we generated combined revenue of $374.3 million.

In December 2005, AMI completed the acquisition of Point Technologies, Inc. located in Boulder, Colorado for cash consideration of $12.1 million. The primary purpose of this transaction was to increase the scale and capabilities of the Original Equipment Manufacturing (“OEM”) business. The acquisition was accounted for using the purchase method of accounting and resulted in goodwill and intangibles of $11.8 million.

In September 2004, AMI entered into an exclusive development, license and distribution agreement with Quill Medical, Inc. for the development and commercialization of their barbed suture technology, Contour Threads, for use in cosmetic and aesthetic surgery procedures on a worldwide basis.

Lifespan® ePTFE Vascular Graft Business (Edwards Lifesciences Corporation)

In November 2005, we completed the acquisition of the Lifespan ePTFE Vascular Graft Business, located in Laguna Hills, California, from Lifesciences Corporation (“Edwards”) for cash consideration of $14 million. The primary purpose of the acquisition was to obtain the Edwards Lifespan Graft product line to enhance the financial potential of our Vascular Wrap paclitaxel-eluting mesh product development program. The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of $12.7 million. The transaction also included a distribution agreement with Edwards, as discussed below under ‘Other Business Relationships’.

Afmedica, Inc.

In October 2005, we completed the acquisition of 100% of the fully diluted equity of Afmedica, Inc. (“Afmedica”) for cash consideration of $21.5 million. Afmedica was a private company developing perivascular technology using the drug rapamycin to treat peripheral vascular disease and coronary artery disease. The primary purpose of the acquisition was to obtain the intellectual property related to the use of the drug rapamycin in certain perivascular applications. Afmedica’s equity holders will also be entitled to total contingent consideration of $10.0 million should we reach certain development and regulatory milestones with respect to any Afmedica product. As Afmedica was a development stage company consisting of primarily one asset, the transaction was accounted for as an asset acquisition and not as a business combination. The purchase price of $23.4 million, including transactions costs but excluding contingent consideration, was allocated to acquired in-process research and development and was written-off at the time of acquisition because the perivascular technology, the only asset acquired, had not reached technological feasibility and had no alternative future use. The revenue and expenses of Afmedica have been included in our consolidated financial statements from October 7, 2005, the completion date of the acquisition.

NeuColl, Inc.

In August 2004 we completed the acquisition of the remaining shares, representing approximately 58%, of NeuColl, Inc. (“NeuColl”) for cash consideration of $13.5 million. NeuColl is engaged in the development and commercialization of collagen-based products for orthopaedic and spinal applications. NeuColl was acquired primarily for the intellectual property related to its collagen-based products. The acquisition was accounted for as a step acquisition using the purchase method of accounting. We previously owned an equity interest in NeuColl through the acquisition of Angiotech BioMaterials Corp. (formerly Cohesion Technologies, Inc.) which was completed in January 2003.

In the fourth quarter of 2005, we decided to close down the NeuColl office and terminate certain distribution agreements with Zimmer, Inc. and other international distributors. As a result of this decision, we reviewed the carrying value of the NeuColl distribution related assets and recorded a total charge of $6.9 million, net of an income tax recovery of $2.2 million, for the year ended December 31, 2005. We will continue to use the acquired intellectual property in our ongoing research programs. The results from NeuColl operations from current and prior periods, including the impairment charge, have been reported as discontinued operations on the income statements for the years ended December 31, 2005 and 2004.

Angiotech BioCoatings Corp. (formerly STS Biopolymers, Inc.)

In December 2003, we completed the acquisition of all of the common shares of STS Biopolymers, Inc. for total consideration of approximately $24.4 million. Subsequent to the acquisition, we changed the name of the company to Angiotech BioCoatings Corp. (“BioCoatings”). As part of the BioCoatings acquisition we acquired the wholly-owned Dutch subsidiary MCTec Holding BV (formerly STS Biopolymers Holding BV), including its operating subsidiary MCTec BV.

On December 30, 2005, we completed the sale of all of the outstanding shares of MCTec Holding BV for cash consideration of $3.0 million, which resulted in a loss on disposal of $1.3 million. The results of operations from the Dutch subsidiaries for the current and prior periods, including the loss on disposal, have been reported as discontinued operations on the income statements for the periods ended December 31, 2005, 2004 and 2003.

Angiotech BioMaterials Corp. (formerly Cohesion Technologies, Inc.)

In January 2003, we completed the acquisition of 100% of the common shares of Cohesion Technologies, Inc. in an all stock transaction, for total consideration of approximately $47.9 million. Subsequent to the acquisition we changed the name of the company to Angiotech BioMaterials Corp. (“BioMaterials”).

In October 2004, we began a process of consolidating our research and development facilities by centralizing certain research and development activities. The consolidation was completed in June 2005. We continued to manufacture the VITAGEL surgical hemostat product until December 2005, at which time we completed the process of transferring product manufacturing to Orthovita, Inc (“Orthovita”). Total restructuring and termination costs of approximately $5.2 million relating to the facility consolidation have been recorded to December 31, 2005, including $2.6 million in 2005, of which $0.4 million was included in cost of goods sold, $1.1 million was included in research and development expenses and $1.1 million was included in selling, general and administration expenses. Of the total amount expensed, $1.5 million remains unpaid in accrued liabilities at December 31, 2005.

We have entered into distribution agreements with third parties for all of the commercial biomaterial products obtained in the BioMaterials acquisition, and we will continue to internally develop the intellectual property obtained in the acquisition. The consolidation and restructuring did not result in any impairment to the identifiable intangibles or goodwill that resulted from the original acquisition as the assets continue to be used in other areas of the Company.

Other Business Relationships

In connection with our research and development efforts, we have entered into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. Terms of the various license agreements may require us, or our collaborators, to make milestone payments upon achievement of certain product development objectives and pay royalties on future sales, if any, of commercial products resulting from the collaborations.

We have and will continue to enter into licensing agreements with third parties to give us access to technologies that we will use to develop products through our strategic collaboration and partnership arrangements. The technologies governed by these license agreements may be critical to our ability to maintain our competitive advantage in our existing products and to develop future products. For example, through licenses with the National Institutes of Health (“NIH”) and University of British Columbia (“UBC”), we have been granted access to technologies that have contributed to the development of the TAXUS paclitaxel-eluting coronary stent.

As of December 31, 2005, our most significant collaboration, license and sales and distribution agreements are summarized as follows:

Edwards Lifesciences Corporation

In November 2005, in conjunction with the acquisition of the Lifespan ePTFE Vascular Graft Business from Edwards, we entered into a distribution agreement with Edwards, whereby Edwards will continue to market and sell the existing Lifespan product line for a period of up to five years, and will be the exclusive distributor of our Vascular Wrap paclitaxel-eluting mesh product, packaged in combination with Lifespan vascular grafts, in the European Union for a period of up to two years from the receipt of European regulatory approval of the Vascular Wrap product. Per the agreement, we retain all marketing and distribution rights with respect to any and all Vascular Wrap paclitaxel-eluting mesh related products in the U.S., and have co-exclusive marketing and distribution rights with respect to any standalone Lifespan product line in the U.S.

CombinatoRx, Incorporated

In October 2005, we entered into a research and license agreement with CombinatoRx, Incorporated (“CombinatoRx”). The collaboration will involve a joint research effort to combine CombinatoRx’s combination drug discovery platform and capabilities with our expertise in local drug selection and delivery across a number of disease areas. As consideration for the license, we paid an upfront license payment to CombinatoRx of $27.0 million. We have the option, which expires in October, 2007, to extend the research collaboration from 30 months to 60 months for additional consideration of $7.0 million. CombinatoRx will also receive milestone payments and royalties for each combination pharmaceutical compound successfully developed and commercialized by us. In connection with this transaction, we also made a $15.0 million investment in CombinatoRx Series E Convertible Preferred shares. In November 2005, upon consummation of an initial public offering (“IPO”) by CombinatoRx, the Series E Convertible Preferred shares automatically converted to common shares at a 10% premium to the IPO price. For accounting purposes, the upfront license payment of $27.0 million and the premium paid on the common shares of $3.4 million were allocated to acquired in-process research and development and were written-off upon entering into the research and license agreement because the technology was at an early stage of development and had no alternative future use. The investment in common shares is being accounted for as a long-term available-for-sale security.

Boston Scientific Corporation

In November 2004, we amended our 1997 license agreement (as amended) with BSC and Cook (the “1997 License Agreement”) upon BSC’s election to become the exclusive worldwide licensee to our coronary drug-eluting stent technology. Pursuant to the terms of the 1997 License Agreement, the royalty rates payable by BSC were increased by one percentage point (1%) across all royalty tiers as of November 23, 2004, when BSC exercised its election for exclusivity in the coronary drug-eluting stent field. We also granted BSC the right to sublicense the drug-eluting coronary vascular stent technology to third parties for cash consideration of $13.9 million which was recognized as license revenue in 2004. If BSC exercises its sublicensing rights in the future, we will receive a percentage of any sublicensing consideration paid to BSC (subject to a minimum amount of $100 million and maximum amount of $250 million) and a royalty rate payable on any third party product sales.

Cook Group Incorporated

In September 2004, we amended the 1997 License Agreement to accommodate Cook’s election to exit and return all licensed rights related to the coronary vascular field and to focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents. The agreement was amended to increase the royalty rate upon the commercial sale of paclitaxel-eluting peripheral vascular stent products; and to provide a multi-year extension to the license agreement for Cook related to the peripheral vascular and gastrointestinal fields of use. In consideration for these amendments we made a $25.0 million license payment to Cook upon execution of the amendment, which is being amortized over the estimated life of the future benefit of ten years.

Orthovita, Inc.

In June 2004, we entered into an exclusive North American sales and distribution agreement with Orthovita for our CoStasis® Surgical Hemostat product. Orthovita assumed all sales, marketing and distribution responsibilities for the products and we retained responsibility for manufacturing. The agreement also included options for Orthovita to distribute CoStasis at a future date in the European Union and the rest of the world. Orthovita subsequently re-branded the product for use in spine and orthopaedic surgery under the brand name VITAGEL. In connection with the agreement, in July 2004, we purchased 5,681,818 common shares of Orthovita, Inc. for $25 million through a registered direct offering. The investment is being accounted for as a long-term available-for sale security and represents approximately 9% of the fully diluted equity of Orthovita at December 31, 2005.

Under the agreement, Orthovita has obligations to purchase the products and make royalty payments to us based on the net sales of such products. As a result of the consolidation of our research and development facilities, we, together with Orthovita, agreed that responsibilities for manufacturing products would be transferred to Orthovita. As a result of this decision, an amendment to the agreement was signed in October 2005 which contemplates the transitioning of the manufacture of the products and accessories from us to Orthovita, and the terms under which Orthovita purchased approximately $1.8 million of existing products, accessories and work-in-process inventory. In addition, the amendment amends the royalty rate payable by Orthovita to us for sales of certain products and modifies the method for calculating net sales of such products.

Poly-Med, Inc.

In April 2004, we entered into a license agreement with Poly-Med, Inc. (“Poly-Med”) which granted us exclusive and non-exclusive rights to several of Poly-Med’s key technologies, including a portfolio of absorbable and biodegradable polymers and drug delivery technologies. In exchange for these rights, we made an initial up-front license payment of $6.4 million. For accounting purposes, the payment was allocated to acquired in-process research and development and was written-off at the time of acquisition as the technology was at an early stage of development and had no alternative future use. We also have an obligation to make an additional payment of $1.0 million under the license agreement subject to future performance by both parties. In April 2004, we also entered into a research agreement and are collaborating with Poly-Med to develop products derived from the licensed technologies and explore the application of these technologies to drug-loaded medical device and biomaterial research efforts we already have underway. We are committed to making quarterly research and development funding payments under this agreement which total $4.1 million over the next three years.

Baxter Healthcare Corporation

In April 2003, we finalized a distribution and license agreement and a manufacturing and supply agreement with Baxter Healthcare Corporation (“Baxter”). These agreements gave Baxter the right to manufacture and distribute our surgical sealant product, CoSeal®, currently approved for sale in the United States and the European Union, and an option to license our non drug-loaded surgical adhesion prevention product, Adhibit™, in the U.S., which is not currently approved for sale in the U.S. We received an upfront fee of $8.0 million in April 2003, of which $6.0 million is non-refundable and up to $2.0 million was potentially refundable if we terminate the agreement, at our option, upon the failure of Baxter to achieve certain minimum sales and we elect to continue distributing the product. In 2005, we recognized $1.0 million of the potentially refundable amount as license fee revenue, as we did not terminate the agreement during the year. Our exposure to the remaining potential refund of $1.0 million expires at the end of 2006. We received an additional $4.0 million in milestone payments in prior years upon the approved transfer of manufacturing of the CoSeal surgical sealant product to Baxter, and we may receive up to an additional $11.0 million if Baxter exercises options to obtain Adhibit rights in the U.S. and CoSeal rights in Japan, and a milestone payment linked to achievement of regulatory approval for a certain indication in the U.S. The agreements, or portions thereof, may be terminated by Baxter at any time or by us if specified minimum sales are not achieved by Baxter. Unless otherwise terminated, the agreements expire upon the later of the expiration of the last issued patent or ten years.

NeoRx Corporation

In November 1998, we entered into an exclusive license agreement with NeoRx Corporation (“NeoRx”) to license their rights and know-how in the use of paclitaxel and certain related compounds for vascular applications.  This license and the intellectual property rights underlying this license were subsequently sold by NeoRx to BSC.  This technology contributes to the overall technology package BSC uses to produce the TAXUS paclitaxel-eluting coronary stent.  All milestone obligations under this license have been fulfilled and Angiotech has no obligation to pay royalties.  The term of the license will be the longer of ten years from the first commercial sale of the licensed product or the last to expire NeoRx patent to which the license relates.

National Institutes of Health

In November 1997, we entered into an exclusive license agreement with NIH for the use of drug delivery systems to treat fibroproliferative vascular diseases, including restenosis, using local and systemic administration of paclitaxel and other microtubule stabilizing agents. This technology contributes to the overall technology package BSC uses to produce the TAXUS paclitaxel-eluting coronary stent. In consideration for the license, we pay a royalty to the NIH. The term of the license agreement extends to the expiration of the last to expire of the patents licensed to us.

University of British Columbia

Effective August 1997, we entered into a license agreement with UBC for the use of their polymeric drug delivery methodologies incorporating paclitaxel and analogues and derivatives thereof. This technology contributes to the overall technology package BSC uses to produce the TAXUS paclitaxel-eluting coronary stent. In consideration for the license, we pay a royalty to UBC. The term of the license agreement is the longer of the expiration of the patent licensed under the agreement and 15 years.

DESCRIPTION OF BUSINESS

Overview

We are a specialty pharmaceutical company focused on developing and commercializing technologies that improve the performance of medical devices and the outcomes of surgical procedures. Our technologies include various drug, drug delivery, surface modification technologies and other medical biomaterials designed to be applied across a range of medical devices, surgical procedures and medical disciplines. Our research and development efforts focus on understanding and characterizing biological conditions that often occur concurrent with medical device implantation, surgery or acute trauma, including scar formation and inflammation, cell proliferation, infection and tumor tissue overgrowth. Our strategy is to apply these various technologies to create and commercialize novel, proprietary medical device, surgical implant and pharmaceutical products that reduce procedure side effects, improve surgical outcomes, shorten hospital stays, or are easier or safer for a physician to use. The most significant commercialization of our technology to date has been the use of our proprietary paclitaxel technology in combination with coronary stents for the treatment of heart disease.

The TAXUS® paclitaxel-eluting coronary stent incorporates our technology, and is sold by our partner Boston Scientific Corporation (BSC).  To date, over two million TAXUS coronary stents have been implanted in patients with coronary artery disease.  A stent is a small tube that is inserted permanently into a diseased section of a coronary artery or other blood vessel in the body.  Coronary stents such as TAXUS elute drugs after implantation and, as a result, have contributed to a significant reduction in the chance that arteries will become blocked again, based on data from several large human clinical studies.  Due to the efficacy of drug-eluting stents, the market for stents has grown significantly.  Prior to the launch in March 2004 of the TAXUS coronary stent, BSC’s sales of bare metal coronary stents not incorporating our technology were $328 million for the 12 months ended December 31, 2003.  In 2005, TAXUS paclitaxel-eluting coronary stent sales by BSC represented approximately 41% of BSC’s revenue and were approximately $2.6 billion, from which we received $183.6 million in royalty revenue.

On March 23, 2006, we acquired 100% of the equity of privately held AMI, a leading independent manufacturer of specialty, single-use medical devices primarily for the interventional radiology, vascular surgery and general surgery markets.  The acquisition has significantly diversified our revenue base and provided us with substantial commercial resources, including marketing, sales and manufacturing. AMI has also provided us with a broad portfolio of medical device products to which we may apply our various proprietary technologies.  We expect to generate significant revenue from direct AMI product sales as a complement to our royalty revenue derived from sales by our partners of TAXUS coronary stents and other products.  On a pro forma basis for the year ended December 31, 2005, we generated combined revenue of $374.3 million and Adjusted EBITDA of $164.5 million.

We develop our products using a proprietary and systematic discovery approach. We use our drug screening capabilities to identify new uses for known pharmaceutical compounds. We look for compounds that address the underlying biological causes of conditions that can occur concurrent with medical device implantation, surgery or acute trauma. To date, we have screened over 550 compounds and have identified over 75 compounds of potential interest to our development programs. Once appropriate drugs have been identified, we formulate the drug, or combination of drugs, with our portfolio of biomaterials and drug delivery technologies to develop a novel drug-eluting medical device or surgical implant. We have patent protected our technology and many of our products and potential product candidates, and our portfolio of intellectual property developed to date includes over 115 issued U.S. patents and 165 pending U.S. patent applications.

Our discovery approach has yielded a number of product candidates that are in various stages of research and clinical development. This product pipeline includes our paclitaxel-eluting mesh surgical implant (Vascular Wrap) to treat complications associated with vascular graft implants in hemodialysis patients, and our 5-fluorourocil (“5-FU”) eluting anti-microbial central venous catheter (“CVC”) to prevent line infections in critical care patients, both of which are currently undergoing human clinical trials in the United States. A paclitaxel-eluting peripheral stent, designed for placement in diseased arteries in the lower limb to restore blood flow and improve a patient’s ability to walk, is currently in worldwide clinical trials being conducted by another partner, the multinational medical device manufacturer Cook. We expect our product development efforts to focus primarily on the areas of interventional radiology, vascular surgery, general surgery and orthopedics.

Our revenue to date has been primarily derived from royalties paid to us by partners who market and sell products that incorporate our technology.  The acquisition of AMI provides us with significant direct product sales, as well as product commercialization and manufacturing capabilities.  AMI manufactures and markets a wide range of single use, specialty medical devices through two major divisions: the InterV division, with products focused primarily on interventional radiology, vascular surgery and tumor biopsy, and the Surgical Specialties division, with products focused primarily on general surgery, ophthalmology and aesthetic surgery. Both of these divisions have surgeon-focused direct sales and distribution resources in the United States and the European Union as well as significant specialized medical device manufacturing operations.

As a complement to our existing strategy of establishing product development and marketing partnerships, we expect to utilize AMI’s direct sales and distribution resources to market and sell certain of our existing approved products, as well as potentially certain of our product candidates currently undergoing human clinical trials. We also expect to apply many of our various drug, drug delivery and surface modification technologies to many of AMI’s medical devices in order to potentially improve the performance, ease of use, safety, or the outcomes of the medical procedures in which they are used.  We believe that applying our technologies to products and product candidates that are owned by us, in addition to providing technology to partners, may enhance returns on our research and development initiatives by enabling us to capture the substantial majority of the potential revenue from improvements in market share or market opportunity for these products and product candidates.

Angiotech History

We were founded in 1992. Our initial research focused on applying known pharmaceutical compounds to inhibit the blood supply or other cellular pathways of rapidly or acutely multiplying cells in order to stop tissue growth. One of the initial applications of our research work was in the use of known pharmaceutical classes for the treatment of complications that can occur after the minimally invasive treatment of coronary artery disease. Certain minimally invasive surgical treatments for coronary artery disease have experienced rapid growth over the past several decades as alternatives to open, invasive coronary artery bypass surgery. These surgical treatments include balloon angioplasty, where a balloon catheter is directed into a coronary artery through a small incision in the groin and inflated to clear a blockage, and coronary stenting, where small tubes are implanted in coronary arteries in conjunction with balloon angioplasty. In 2005, it is estimated that over one million angioplasty procedures were performed, implanting approximately 1.5 million coronary stents, including drug-eluting stents, in the United States.

These treatments are growing in popularity despite the fact that many patients experience a re-blockage of the treated artery, commonly referred to as restenosis, within six months of an initial angioplasty or stent implantation procedure. It is believed that the angioplasty or stent procedure causes an injury to the blood vessel wall, and thereby stimulates a biological healing response, including scar formation and tissue overgrowth. In selected patients this biological process may be overly aggressive and lead to restenosis, and the potential need for a repeat angioplasty, stent placement or other surgical procedure. Of all balloon angioplasty and stent procedures, it is estimated that between 20% and 40% of patients, as indicated by various studies, experience restenosis in the treated vessel, resulting in the need for additional treatment and significant additional risks for patients, as well as significant additional procedure and hospital costs.

Our pioneering research led to the key discovery that the drug paclitaxel blocks an important cellular pathway involved in the scar formation and tissue growth that can lead to restenosis. This early research indicated that paclitaxel or its analogues and derivatives could potentially be used in combination with balloon angioplasty and stents to reduce the complication rates of those procedures. As a result of our research, we established a co-exclusive, worldwide license agreement with BSC and Cook in July 1997, both international medical device manufacturers and distributors. That license agreement granted both BSC and Cook rights to develop and market paclitaxel-eluting coronary, peripheral and gastrointestinal stents using our technology. This license agreement was amended in 2004, giving BSC exclusive rights for coronary applications of our technology. Subsequent multiple human clinical trials, conducted primarily by BSC, indicated that the use of paclitaxel-eluting stents significantly reduced observed rates of restenosis. In the TAXUS IV pivotal clinical trial, which enrolled a total of 1,326 patients, restenosis rates averaged 7.9% in the group treated with the TAXUS stent, as compared to 26.6% in the control group in the study where non drug-eluting, or bare metal, stents were used.

In March 2004, BSC received FDA approval and commenced sales in the United States of its paclitaxel-eluting coronary stent, the TAXUS Express. Under the terms of our license with BSC, we receive royalties derived from worldwide sales by BSC of paclitaxel-eluting stents. Due to the efficacy of drug-eluting stents, the market for stents has grown significantly. Prior to the launch in March 2004 of the TAXUS coronary stent, BSC’s sales of bare metal coronary stents not incorporating our technology were $328 million for the 12 months ended December 31, 2003. In 2005, TAXUS paclitaxel-eluting coronary stent sales by BSC were $2.6 billion, from which we received $183.6 million in royalty revenue.

As discussed above, on March 23, 2006, we completed the acquisition of 100% of the equity of privately held AMI, a leading independent manufacturer of specialty, single-use medical devices for the interventional radiology, vascular surgery and general surgery markets. AMI generates substantial revenue from sales of its broad product line and from selected products manufactured for other medical device company customers. In the 12 months ended December 31, 2005, AMI generated revenue of $174.7 million.

Industry Overview

The medical device industry recorded approximately $88 billion in worldwide product sales in 2005. There were also over 28 million surgical procedures in various indications completed in the United States in 2004. Medical device products and procedures target a wide variety of medical markets and disease conditions.

Despite the long history of many medical technologies and the large numbers of surgical procedures completed annually, many of these treatments deliver sub-optimal outcomes, suffer from significant complication rates or do not completely address underlying medical problems. In addition, many medical devices can be dangerous or difficult for a physician to use and as a result require significant training and experience in order to achieve the desired procedural result. The most frequent problems or complications observed in connection with medical device use or surgical procedures can be categorized into four primary areas. These areas with selected examples of procedures and complications include:

The Closing of Body Passageways Due to the Accumulation of Scar Tissue or Inflammation

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Coronary vascular stents re-occlusion of the treated vessel, or restenosis, at the treatment site, leading to need for repeat surgical procedure

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Sinus surgery – scarring and occlusion of the opening to the sinus cavity, resulting in failed procedure

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Synthetic hemodialysis access grafts – restenosis at the bypass graft attachment site, resulting in need for repeat surgical procedure

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Coronary artery bypass grafts – restenosis at the bypass graft attachment site, resulting in the need for repeat surgical procedure

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Spine surgery – scarring, or adhesions, at the surgical site, leading to significant post-operative pain

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Myomectomy surgery for removal of uterine fibroids – adhesions at the surgical site, leading to potential fertility issues

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Pacemaker or implantable defibrillator leads – scar formation over leads makes removal very difficult and impairs the transmission of electrical impulses

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Hydro-cephalic shunts – scar formation or cell proliferation leads to occlusion of shunt

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Infusion pumps – occlusion of the pump channel due to overgrowth of excess scar leads to pump failure

Insufficient Healing of Adjacent Tissues, or Adjacent Tissue and a Device, Brought Together During Surgery

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Abdominal aortic aneurysm stent grafts – inadequate vascular remodeling or other tissue formation between stent graft implant and adjacent vessel wall, leading to loosening or migration of the graft within the vessel and potential leakage of blood into aneurysm sac

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Neurological aneurysm coils or fillers – inadequate formation of fibrotic tissue in aneurysm space, leading to incomplete filling of space and the continued risk of rupture

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Artificial hip or knee implants – inadequate fit between joint space and prosthetic implant, leading to potential implant loosening

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Embolization therapy for treatment of fibroids or varicose veins – inconsistent treatment success due to failure to completely seal off blood supply or flow

Surgical or Device-Related Infections

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Central venous catheters or peripherally inserted central catheter (PICC) lines – insertion site and bloodstream infection

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Pacemaker or implantable defibrillators – lead or implant pocket infection

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Artificial hip or knee implants – implant site infection

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Vascular access devices or trocars – insertion site and bloodstream infection

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Mechanical heart valves – site related valve cuff infections

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Implantable ear tubes – insertion site infections

Complications Related to Surgical Procedures Designed to Eradicate Benign or Malignant Tumors

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Liver or breast cancer tumor surgical resection – recurrence of cancer due to potential residual cells remaining around surgical margins

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Embolization agents for uterine fibroids – recurrence due to incomplete eradication of blood flow

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Implantable radioactive seeds for prostate cancer – potential recurrence due to incomplete eradication of cells using radiation alone

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Urological, respiratory or esophageal stents – proliferation of cells into stented area after tumor removal

While medical device manufacturers have attempted to address many of the most common problems and procedure complications with new device designs, in many cases it may not be possible to address certain biology-related complications through device engineering or changes in surgical technique alone. In addition, pharmaceutical and biotechnology companies primarily focus on large chronic or primary care markets for oral, intravenous or other systemic therapies, and have in the majority of cases chosen not to pursue local therapies or opportunities for their products in medical device or surgical markets. As a result, a significant need and opportunity exists to combine pharmaceuticals and biomaterials science with engineering to address certain medical problems or complications.

Technology Overview

We have organized our research and development efforts in two key functional areas: (i) the screening and evaluation of known pharmaceutically active compounds; and (ii) the development and testing of novel biomaterials, surface modification and drug delivery technologies. We then combine the capabilities and know-how of these two research efforts to develop our portfolio of drug-eluting medical device, surgical implant and biomaterial products and product candidates.

Significant resources have been devoted to our drug-screening efforts and technology. We have carefully investigated disease mechanisms and the target cell-level biology of greatest interest to us, and, based on the results of those investigations, we have identified specific biological targets of interest. Through selective screening we have identified compounds of interest among the thousands available, and have developed panels of in vitro cell-based assays which focus on these targets. This proprietary technology enables us to discover new uses for known pharmaceutically active compounds. As of December 31, 2005, we have screened over 550 compounds using our approach, and have identified over 75 compounds of potential interest to our product discovery and development programs. Some of the initial discoveries of our drug screening activities related to the use of paclitaxel for the treatment of restenosis in vascular disease have formed the basis for our technology used on the drug-eluting TAXUS Express coronary stent as well as several of our other key product candidates under development.

We have also internally developed, acquired or licensed through our various business development activities, a broad portfolio of biomaterial, device coating and drug delivery technologies. Our surgical implants and biomaterials are based on a platform of proprietary technologies, including specific formulations of polyethylene glycol (PEG) based, sprayable hydrophilic polymers that quickly react inside the body to bind tissue, as well as various formulations and proprietary combinations of bovine collagen and thrombin. Collagen is a common connective tissue which can act as a scaffold for cell growth and migration as well as a drug delivery vehicle in a body space. Thrombin promotes hemostasis, or the clotting of blood.

Our polymer-based, fully synthetic device and drug delivery surface modification technologies include patented, non-reactive hydrophilic and hydrophobic polymer matrices, which are chain-like structures that can be varied to optimize medical device performance characteristics such as lubricity, flexibility, hydration or device visibility under ultrasound.

We also own a family of biocompatible formulation technologies comprising a patented hybrid polymer system designed to facilitate local delivery of bioactive pharmaceutical agents from medical devices. This technology consists of entrapping drugs in patented mixtures of hydrophilic and hydrophobic polymers, which are designed for controlled elution of a drug from an implantable object. Examples of classes of drugs suitable for use with our technology include anti-infective, anti-thrombotic, anti-angiogenic, anti-proliferative, immune-modulating and scar-forming drugs. In addition, our patented primer system allows adhesion of various agents to metal substrates, with the flexibility to meet the potential requirements of many metal medical devices, such as cochlear implants, implanted cardioverter defibrillators (ICDs), orthopedic hardware, screws, plates, spinal cages, and lead wires.

We also have several bioerodable surgical mesh and suture-related technologies, as well as biodegradable tissue adhesive technologies, all of which can be designed to degrade over desired time periods and which are suitable for drug delivery.

Products

Target markets and indications for our various technologies, products and product candidates currently fall within several primary areas. In certain of these markets, in particular interventional cardiology, we have chosen to work with partners, such as BSC, to target large, highly competitive market opportunities such as coronary stents. Primarily as a result of the acquisition of AMI, we have a portfolio of more specialized product offerings in various markets that we can sell directly. The most significant target markets for our current technology and product offerings include:

Market	Selected Market Areas / Indications	Selected Products /Product Candidates
Interventional Cardiology	• Coronary artery disease • Peripheral artery disease • Abdominal aneurysm • Neurovascular disease	• TAXUS family of coronary stents (BSC) • Hydrophilic guidewires • Topical hemostasis pads

Interventional Radiology	• Peripheral artery disease • Abdominal aneurysm • Neurovascular disease

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Biopsy devices

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Hydrophilic guidewires

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Topical hemostasis pads

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Foreign body retrieval devices

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Drainage catheters

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Topical hemostasis pads

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Central venous catheters

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Peripheral vascular paclitaxel-eluting stents (Cook, BSC)

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AAA stent grafts

Vascular Surgery	• Hemodialysis access • Coronary artery bypass • Peripheral artery bypass • Carotid artery endarterectomy	• ePTFE synthetic vascular grafts (Edwards) • Specialty sutures and needles • Biomaterial vascular sealants (Baxter) • Hemostatic agents • Drug-eluting mesh implants for restenosis prevention

Oncology	• Various solid tumor cancers	• Biopsy devices • Local post surgical biomaterial and drug therapies

General Surgery	• Various procedures	• Specialty surgical knives • Specialty sutures, microsutures • Surgical needles • Biomaterial implants for adhesion prevention • Biomaterials for hemostasis / reduction of surgical site bleeding

Ophthalmology	• Various solid tumor cancers	• Specialty surgical knives • Specialty microsutures and needles

Aesthetic and Reconstructive Surgery	• Facelift or feature augmentation • Breast lift or augmentation	• Specialty microsutures and needles (Quill Medical) • Specialty surgical knives

Orthopedic Surgery	• Hip, knee replacement • Spine surgery • Cartilage, ligament or other soft tissue repair	• Biomaterials for hemostasis (Orthovita) • Specialty sutures, microsutures • Intra-articular implants for prevention of soft tissue damage • Biomaterial implants for scar / adhesion prevention

Angiotech Products

TAXUS Paclitaxel-Eluting Coronary Stent Systems

Our most significant commercial products are the TAXUS Express and TAXUS Liberté coronary stent systems. They are sold by BSC, our exclusive licensee in the coronary paclitaxel-eluting stent field. We derive royalty revenue from sales by BSC of TAXUS coronary stent systems. Royalty revenue received from BSC was $183.6 million and $98.4 million in the 12 month periods ended December 31, 2005 and 2004 respectively.

BSC commenced sales of the TAXUS Express paclitaxel-eluting coronary stent system in January 2003 in the European Union and other countries outside of the United States, and in March 2004 in the United States. The TAXUS Express coronary stent system represents the first commercial product developed from our research efforts and intellectual property related to the use of paclitaxel to treat restenosis (the re-occlusion of a blood vessel after initial treatment for vascular disease) and other local inflammatory diseases. As of December 31, 2005, over two million TAXUS Express paclitaxel-eluting coronary stents incorporating our technology have been implanted worldwide in patients with coronary artery disease.

BSC announced the completion of the initial launch of the TAXUS Liberté paclitaxel-eluting coronary stent system in 18 countries in January 2005 and in Europe in September 2005. The TAXUS Liberté stent system represents BSC’s next generation product incorporating our research, technology and intellectual property related to the use of paclitaxel to treat restenosis and other local inflammatory diseases. The TAXUS Liberté stent has been designed by BSC to further enhance coronary stent deliverability and blood vessel conformability, particularly in challenging coronary lesions. BSC hopes to gain FDA approval to market and sell TAXUS Liberté in the United States during the second half of 2006.

In July 1997, we established a co-exclusive, worldwide license agreement with BSC and Cook, both international medical device manufacturers and distributors. That license agreement granted both BSC and Cook rights to develop and market paclitaxel-eluting coronary, peripheral and gastrointestinal stents using our technology.

In September 2004, we amended our 1997 license agreement with Cook to accommodate Cook’s election to exit and return all licensed rights related to the coronary vascular field. In doing so, Cook elected to focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents. The amendment to our license agreement included a $25 million payment from us to Cook. The license agreement was amended to (i) increase the royalty rate payable by Cook to us upon the commercial sale of paclitaxel-eluting peripheral vascular stent products and (ii) to provide a multi-year extension to the license agreement for Cook related to the peripheral vascular and gastrointestinal fields of use.

In November 2004, we amended our 1997 license agreement with BSC upon their election to become the exclusive worldwide licensee to our coronary paclitaxel-eluting stent technology. Pursuant to the terms of the 1997 license agreement with BSC, the royalty rates applied to sales of paclitaxel-eluting coronary stents by BSC were increased by one percentage point (1%) across all royalty tiers as of November 23, 2004, where patent coverage exists, when BSC exercised its election for exclusivity in the paclitaxel-eluting coronary stent field. We also granted BSC the right to sublicense our paclitaxel-eluting coronary stent technology to third parties in return for a $13.9 million payment to us. If BSC exercises its sublicensing rights in the future, we will receive a percentage of any sublicensing consideration paid to BSC and a royalty rate payable on any third party product sales.

BSC has concluded several clinical trials of paclitaxel-eluting coronary stents that have demonstrated positive results, including six separate clinical studies designed to evaluate the near and long-term safety and efficacy of both the slow and moderate drug release versions of the TAXUS Express coronary stent system. In the TAXUS IV clinical trial, which enrolled a total of 1,326 patients, restenosis rates averaged 7.9% in the group treated with the TAXUS stent, as compared to 26.6% in the control group in the study where non drug-eluting, or bare metal, stents were used.

Lifespan® ePTFE Vascular Grafts

The Lifespan reinforced ePTFE synthetic vascular graft products are commercially approved for sale in the United States and the European Union, and are intended for bypass or reconstruction of diseased or occluded blood vessels or to provide arteriovenous shunts for blood access in hemodialysis patients. Lifespan ePTFE grafts have been in clinical use for 10 years, and various clinical data shows that overall patency rates compare favorably to study results evaluating alternative ePTFE grafts. Our Lifespan ePTFE product line has over 75 product iterations and includes vascular grafts of various sizes and lengths.

In November 2005, we completed the acquisition of the Lifespan ePTFE Vascular Graft Business, located in Laguna Hills, California, from Edwards for cash consideration of $14 million. The primary purpose of the acquisition was to obtain the Edwards Lifespan Graft product line to enhance the financial potential of our Vascular Wrap paclitaxel-eluting mesh product development program.

The acquisition agreement includes a distribution arrangement with Edwards, whereby Edwards will retain certain rights to distribute the existing Lifespan product line globally through November 2010 as well as become the exclusive distributor of our Vascular Wrap paclitaxel-eluting mesh products as packaged in combination with the Lifespan vascular graft products in the European Union for a period of up to three years following regulatory approval.

We have the right at any time to exercise co-distribution rights to the standalone Lifespan product line in the United States, and can also co-distribute the standalone products in the European Union after November 2008. We have retained all distribution rights with respect to Vascular Wrap products packaged in combination with ePTFE vascular grafts in the United States, and with respect to any standalone Vascular Wrap products worldwide.

Edwards’s distribution network for the products includes a full line vascular sales force in excess of 20 direct sales representatives in both the United States and the European Union, supplemented by a number of independent distributors.

CoSeal® Surgical Sealant

CoSeal surgical sealant is a commercially approved, non-drug-loaded biomaterial product and was obtained as part of our acquisition of Angiotech Biomaterials (formerly known as Cohesion Technologies) in 2003.

CoSeal is the first fully synthetic vascular sealing agent approved by the FDA, and has been sold in the United States since February 2002. CoSeal is approved for use in the United States, Canada and the European Union to achieve adjunctive hemostasis in vascular reconstruction by mechanically sealing areas of leakage. CoSeal is designed to rapidly seal tissue surfaces, suture lines and synthetic grafts during surgery. A new premixed configuration of CoSeal received both FDA and European CE Marking approval in February 2003 and April 2003 respectively, and received Health Canada approval in October 2003. The premixed configuration of CoSeal is simpler to use, can be stored at room temperature and has a two-hour lifespan once activated.

On February 25, 2003, we entered into a strategic alliance with Baxter. Our alliance provides Baxter with worldwide (excluding Japan and certain other territories) sales, marketing and distribution rights of our CoSeal surgical sealant product, currently approved for sale in the United States and the European Union. This alliance also gives Baxter an option for distribution rights in Japan. In April 2003, we broadened the strategic alliance to provide Baxter with worldwide manufacturing rights for CoSeal. As a result of these transactions, we receive royalties on the end-user sales of CoSeal by Baxter. We have retained all development and commercial rights for drug-loaded versions of CoSeal.

VITAGEL™ Surgical Hemostat (formerly CoStasis)

VITAGEL surgical hemostat is a commercially approved, non-drug-loaded biomaterial product and was obtained as part of our acquisition of Angiotech BioMaterials in 2003.

VITAGEL is a bioresorbable hemostatic material designed for use in cardiovascular, orthopedic, urologic and general surgery indications to reduce patient blood loss during surgical procedures. Hemostatic devices are used to control bleeding during surgeries to avoid serious problems such as tissue damage, gross swelling and excessive scarring or life-threatening complications, such as blood loss. European CE Marking approval for VITAGEL was granted in September 1998 and FDA approval was received in June 2000.

On June 24, 2004, we entered into a distribution agreement with Orthovita for this product. Concurrent with the distribution agreement, we completed a $25 million equity investment in Orthovita. Under this agreement, we retain all manufacturing rights. Orthovita commenced sales in early 2005 under the new brand name VITAGEL, with a focus on spine surgery and other orthopedic surgical procedures. Orthovita has approximately 40 direct sales representatives and clinical specialists in the United States and operates a network of independent distributors in selected countries in the European Union. We currently receive a transfer price from Orthovita on manufactured units and a royalty on end-user sales of VITAGEL. In October 2005, we agreed to transfer manufacturing rights for VITAGEL to Orthovita. Once the manufacturing transfer is complete and Orthovita has completed the sale of all inventory manufactured by us, we will no longer receive transfer price revenue and will receive royalties on future end-user sales of VITAGEL by Orthovita. We have retained all development and commercial rights for drug-loaded versions of this product.

AMI Products

The AMI device product line, which targets multiple medical specialties of interest to us, consists of over 5,000 SKUs and no one particular product contributes more than 5% of our direct sales revenue on a pro forma basis. In many cases AMI has developed products with demonstrated feature superiority in their respective markets, many of which are also made through a proprietary manufacturing process, or are protected by licensed intellectual property. As a result, certain selected products within each division command premium prices and stronger market share in the non-hospital, non-group purchasing organizations, or direct-to-physician focused, markets.

AMI is comprised of two primary operating divisions. The InterV division makes and sells a variety of single use medical device products that serve the interventional radiology and cardiology, vascular surgery and surgical and radiation oncology markets. The Surgical Specialties division makes and sells a variety of single use medical device products that serve the wound closure, general surgery, ophthalmology, and aesthetic and reconstructive surgery markets. For the 12 months ended December 31, 2005, AMI’s total revenue was $174.7 million. The most significant product lines of each division are detailed below.

InterV Products

Biopsy and radiation oncology products

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Trocars and bone drills

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Fixation pins

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Tunneling stylets and surgical tunnelers

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Automated biopsy needles for soft tissue indications

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Automated biopsy needles for bone indications

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Full cannula diameter core disposable biopsy devices that are less traumatic for the patient and more precise

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Isotope seed spacers and needles for prostate cancer treatment

Interventional and vascular products

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Huber style needles for use in continuous, portal or intravenous drug therapy

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Central venous catheters

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Hemodialysis catheters

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Drainage catheters

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Foreign body retrieval cathethers

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Hydrophilic guidewires

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Hemostasis pads

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Thrombectomy catheters

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Varicose vein removal devices

Other products

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Epidural anesthesia needles

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Side port, pencil port and standard spinal needles

Surgical Specialties Products

Wound closure products

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Drilled end needles

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Channel needles

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Specialty microsurgical sutures and needles

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Silk and polyester, non-biodegradable and synthetic absorbable braided and monofilament suture materials

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DermaGlide plastic surgery needles

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Contour Threads® for minimally invasive aesthetic surgical indications

Ophthalmology products

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Sharpoint®, Stylus® and Look® brands

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Surgical blades used in cataract surgery

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LASIK surgical blades

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UltraGlide micro sutures and needles for ophthalmic surgery

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Punctum plugs for dry eye syndrome

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Post surgical eye guards

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Corneal Trephines

Other products

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Blades and scalpels for general surgery

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Arthroscopic knives and orthopedic surgical blades

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Bonewax

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Surgical instruments for Plastic and ENT applications

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Viasol™ corneal preservative media

Research and Product Development

The following table outlines our most advanced product candidates and their stage of development:

Product	Indications	Regulatory Status

TAXUS Liberté (paclitaxel-eluting coronary stent)	Coronary artery disease	Pivotal studies (ATLAS); commercially available in Europe and various other countries outside the United States

Vascular Wrap (paclitaxel-eluting mesh)	Peripheral vascular disease	Phase I/potential European pivotal; expect to commence pivotal study designed for United States approval (hemodialysis access) in 2006

5-FU-eluting Central Venous Catheter	General	Pivotal human clinical study for United States currently enrolling

Adhibit™ (adhesion prevention gel)	Adhesion prevention post-myomectomy	Phase II/potential European and/or United Sates pivotal studies in 2006

Peripheral paclitaxel-eluting stents	Peripheral vascular disease	European and United States first-in-man studies in femoral-popliteal indications currently enrolling (Cook); preclinical (BSC)

Intra-articular program	Joint space contractures and cartilage preservation	Preclinical

Stent graft program	Abdominal aneurysm repair	Preclinical

TAXUS Liberté Paclitaxel-Eluting Coronary Stent

The TAXUS Liberté paclitaxel-eluting coronary stent system represents BSC’s next generation product to incorporate our research, technology and intellectual property related to the use of paclitaxel to treat restenosis and other local inflammatory diseases. The TAXUS Liberté stent has been designed to further enhance deliverability and conformability, particularly in challenging coronary lesions. It features the Veriflex™ stent design, which features highly flexible cell geometry with thin struts and uniform cell distribution. On August 24, 2004, BSC initiated the ATLAS trial, a pivotal study to collect data to support regulatory filings for product commercialization of TAXUS Liberté. The ATLAS trial is a global, multicenter pivotal study designed to support FDA approval of the TAXUS Liberté stent system. The trial is assessing the safety and efficacy of a slow-release dose formulation paclitaxel-eluting TAXUS Liberté stent system for the treatment of coronary artery disease. On February 22, 2005, ATLAS completed enrollment of 872 patients at 72 sites in the United States, Canada, Australia, New Zealand, Singapore and Hong Kong. In addition to the ATLAS trial, the TAXUS Liberté clinical development program includes several expansion studies for long lesion stenting, small vessel stenting and direct stenting of coronary lesions. BSC hopes to gain FDA approval to market and sell TAXUS Liberté in the United States during the second half of 2006.

Vascular Wrap Paclitaxel-Eluting Mesh Program

Peripheral vascular grafts, which may be made from either a synthetic material or derived from autologous vein harvested from a patient’s own body, are used to bypass diseased arterial blockages, or to provide continuous blood access ports for hemodialysis patients. Synthetic vascular grafts are used less often than autologous vein grafts in these procedures, despite being easier for the physician and for the patient, due to a significant incidence of restenosis. In the case of synthetic grafts used in hemodialysis access, restenosis rates can approach 50% at only nine months after the initial surgical procedure, resulting in a significant number of repeat surgical procedures, as well as patient discomfort and added hospital costs. Furthermore, a major limitation to the broader use of synthetic bypass grafts is that when synthetic grafts are inserted into smaller vessels, such as during bypass surgery below the knee, restenosis occurs more often.

Our most advanced product candidate is our Vascular Wrap paclitaxel-eluting mesh product, a biodegradable, synthetic mesh surgical implant loaded with paclitaxel. The Vascular Wrap product is applied to the outside wall of a vessel by the vascular surgeon in order to prevent or reduce restenosis associated with vascular surgical procedures. We currently have an ongoing fully-enrolled 109 patient European clinical trial, a first-in-man study designed to evaluate the safety of the Vascular Wrap product when used in conjunction with peripheral vascular bypass surgery in the limbs using a synthetic vascular graft. In November 2005, we announced positive twelve month preliminary safety results from this trial. Patients will continue to be monitored at 18 months and 24 months to ensure safety of this product candidate. We expect to be able to provide additional data from this study during the first half of 2006.

In addition to the safety data from the European trial, we also announced our plans to initiate the PREVAIL (Paclitaxel Releasing Extra-Vascular Anastomosis Implant & Lifespan Graft) clinical trial in 2006 in the United States. PREVAIL will be designed to assess the safety and efficacy of our Vascular Wrap product candidate, as implanted in combination with our recently acquired Lifespan® synthetic vascular graft product line, in hemodialysis patients with renal disease who receive arteriovenous (AV) access implants. In the study, the Lifespan graft will serve as an access port for hemodialysis, and the intent of the Vascular Wrap product is to prevent potential scar formation or restenosis post-implantation of a synthetic vascular graft (such as the Lifespan graft) that often leads to graft failure, and in many cases a repeat surgical procedure. In December 2005, we announced that our Vascular Wrap Paclitaxel-Eluting Mesh/Lifespan Vascular Graft received a designation of “device” from the Office of Combination Products at the FDA. Should the PREVAIL study demonstrate the safety and efficacy of our Vascular Wrap product when used in connection with the Lifespan vascular graft, it is expected we would seek regulatory approval to market and sell this product candidate for use in AV access surgery in the United States and the European Union.

5-Flourourocil-Eluting Central Venous Catheter Program

In January 2006, we announced the initiation of a human clinical study in the U.S. examining our anti-microbial CVC. Our proprietary anti-microbial CVC is formulated with the anticancer drug 5-FU, which we believe could offer several advantages as compared to traditional anti-infective agents used in similar products and applications. CVCs are usually inserted into critically ill patients for extended periods of time to administer fluids, drugs and nutrition, as well as to facilitate frequent blood draws. One of the complications associated with CVC implantation is infection, which can occur when bacteria contaminate the CVC. Our randomized, single-blind, active-controlled 600 patient, 20 center United States study is designed to evaluate the efficacy of a CVC coated with 5-FU in preventing bacterial colonization of the catheter. Should this product candidate achieve favorable study results, we intend to request a 510(k) clearance from the FDA to market and sell this product candidate in the United States.

Peripheral Paclitaxel-Eluting Stent Program

In March 2005, our partner Cook commenced a pilot clinical study of a paclitaxel-eluting stent incorporating our proprietary paclitaxel technology to treat peripheral artery disease in the limbs. Cook, together with BSC, is our co-exclusive development and commercialization partner for paclitaxel-eluting stents for the treatment of peripheral artery and gastrointestinal disease. Cook plans to test a paclitaxel-eluting version of its proprietary Zilver peripheral stent technology in 60 patients at 31 medical facilities in the United States with possible trial expansion pending FDA review. In May 2005, Cook announced an additional Zilver peripheral stent trial to include up to 760 patients at more than 50 sites in the European Union, Asia, Australia, Canada and Latin America. In July 2005, Cook announced enrollment of the first patients in this trial. The trial is designed by Cook to assess the safety and efficacy of this technology in treating peripheral vascular disease in arteries located above-the-knee.

We conduct a majority of our research in-house. We believe that we have employed sufficiently qualified researchers in order to conduct our research and product development programs. However, we may enter into collaborations with other researchers specializing in our areas of primary interest where we believe it is necessary. We may not be able to successfully attract and retain skilled and experienced researchers, which could harm our ability to develop our product candidates and generate revenues.

Business Strategy

Our strategy is to apply our various technologies to develop and commercialize novel, proprietary medical device, surgical implant and pharmaceutical products that address the most frequent problems or complications observed in connection with medical device use or surgical procedures. We provide biological and mechanical solutions in combination with drug-medical device products or drug-loaded surgical implants, or in standalone biomaterial formulations, focused in the areas of interventional medicine, vascular surgery, general surgery, local oncology and orthopedics. Our goal is to develop novel medical device, surgical implant or pharmaceutical products for use by surgeons and interventionists that reduce medical device or surgery side effects, shorten hospital stays, convert open surgical procedures to minimally invasive surgical procedures or that make medical devices easier or safer for a physician to use. Specific elements of our strategy include:

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Identify and Prioritize Market Opportunities. We begin our product development process by identifying medical devices or surgical procedures where problems or complications arise soon after device implantation or the initial procedure, and where re-intervention is expensive, potentially harmful for patients or difficult to perform. We target areas where we have previously developed successful technologies, such as the treatment of scar formation and cell formation with paclitaxel and its analogues or derivatives, or where we have particular scientific focus or expertise. For example, numerous human trials have indicated the drug paclitaxel dramatically improves the clinical performance of stents used to treat patients with coronary artery disease, which has led to improved patient outcomes, premium pricing and growth of the stent market. We believe other medical devices and surgical implants could be similarly affected through the proprietary addition of locally-delivered therapeutics. Our paclitaxel-eluting Vascular Wrap product candidate, used in the management of vascular graft failure in hemodialysis patients, is an example of this type of next generation product.

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Develop Novel, Proprietary Product Candidates. After prioritizing opportunities, we identify the underlying biology that contributes to complications or failures in the devices or procedures. We then combine our drug screening and selection process with our diverse formulation technologies to create a combination drug-device or drug-biomaterial product candidate. We continually assess and study applications of our technology, including analyzing the biology pertaining to the failure of certain medical devices and surgical implants, and determining the therapeutic drug selection, concentration, total dose and drug release characteristics required to enhance medical device and surgical implant performance and modulating the interaction between tissue and the relevant medical devices or surgical implants. We believe this approach may allow us to create additional novel drug-eluting medical devices and surgical implants that achieve better clinical results than either drugs or medical devices and surgical implants may achieve independently.

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Establish and Develop Intellectual Property Portfolio. After identifying potentially useful technologies or developing novel product candidates, we incorporate all of these elements into our existing patent portfolio where applicable, as well as develop and establish new intellectual property in jurisdictions throughout the world. We believe we are among the first companies to develop an extensive intellectual property portfolio of products combining approved pharmaceutical agents, such as paclitaxel, with medical devices and surgical implants. Recognizing the importance of intellectual property in our industry, we plan to continue to aggressively pursue patent protection in the United States, the European Union and other significant markets, as well as to protect trade secrets and know-how as our research and development activities uncover additional important medical product and therapeutic opportunities.

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Select Commercialization Path. Once we reach a certain stage with a technology or product candidate, we select a development and commercialization path. This process may include pursuing a major medical device company development partner, or establishing a development partnership with a venture stage company. We may also independently develop and commercialize a technology or product candidate and retain all manufacturing, marketing and other commercial rights. We will continue to pursue a strategy of selectively executing agreements with strategic collaborators in product areas where we choose not to establish an independent product development effort or commercial sales and manufacturing presence. Because our strategic collaborators will be responsible for selling and marketing these products should they be approved, we expect to gain the benefit of their expertise and avoid the cost associated with these activities in the selected product areas. We will focus on retaining commercial rights for those product candidates that are the best fit with the sales, marketing and manufacturing capabilities of AMI.

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Pursue Selective Strategic Acquisitions and Licenses. To support our product development and commercialization activities, we have pursued, and will selectively pursue, acquisitions or licenses to obtain proprietary pharmaceutical compounds or compound classes, formulation technologies, and intellectual property or other commercial assets. We believe that strategic acquisitions may provide an effective means to broaden our product lines, enhance our revenue opportunities and diversify or add selected commercialization capabilities, such as sales and marketing, manufacturing or product development. For example, the acquisition of AMI enables us to pursue the commercialization of certain of our product candidates in selected medical markets, including vascular and general surgery, and potentially introduce new products incorporating our technology based on AMI’s existing portfolio of products.

Competitive Strengths

We believe that the combination of the following competitive strengths differentiates us from our competitors:

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Paclitaxel-Eluting Coronary Stent Franchise. We originally partnered our proprietary paclitaxel technology with BSC and Cook in 1997. Our technology is currently used exclusively in coronary applications by BSC on the TAXUS Express coronary stent platform, which is the second BSC coronary stent platform incorporating our technology. To date, our technology is being used on all of BSC’s announced next generation coronary stent platforms, including the third generation TAXUS Liberté, which was recently launched commercially in the European Union and is expected to launch in the second half of 2006 in the United States. To date, over two million TAXUS coronary stents have been implanted in patients with coronary artery disease. New potential competitive entrants to the drug-eluting coronary stent marketplace must market their product against the most substantial portfolio of human clinical trial data available for any drug-eluting coronary stent product, as well as combat a significant track record of successful day-to-day clinical use that demonstrate the safety and efficacy of the drug paclitaxel in coronary artery disease treatment.

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Broad Device Product Portfolio. The AMI device product line, which targets multiple medical specialties of interest to us, consists of over 5,000 SKUs and no one particular product contributes more than 5% of our direct sales revenue on a pro forma basis. Importantly, the majority of these products are sold directly to physicians as opposed to large hospital groups or group purchasing organizations.

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Cell Biology, Drug Screening and Biomaterials Expertise. We have developed a unique array of in vitro and in vivo biological assays that we believe provide predictive models of the medical device and surgical problems we attempt to address. We have screened over 550 known drugs against these assay groups to date, and believe we have identified and prioritized, by potential for efficacy, drugs that could be combined with a significant number of medical devices or surgical implants. In addition, we have acquired or developed various drug delivery and surface modification technologies and biomaterials, including implantable and sprayable materials. We have developed expertise in manipulating these materials to deliver accurate doses of chosen drugs over varying periods of time, which is a critical aspect of achieving desired treatment outcomes.

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Intellectual Property Position. We have developed, licensed and acquired a broad intellectual property portfolio relating to our proprietary paclitaxel technology, with over 40 issued U.S. and foreign equivalent patents covering this technology. In addition, we have a large portfolio (through license or ownership) of over 390 U.S. patents and patent applications relating to various other drugs, drug classes and formulation technologies for use in combination with a wide range of medical devices and surgical implants.

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Significant, Established Commercialization Operations. The acquisition of AMI provides two specialty, surgeon-focused sales forces that are positioned to market and sell our product candidates for which we have retained commercial rights. These sales forces currently sell single use products directly to physicians, which has enabled sales personnel to establish strong relationships with existing and potential customers. In addition, the acquisition of AMI provides us with over 500,000 square feet of owned manufacturing space in 12 facilities across four different countries, and a group of experienced manufacturing employees. We believe this significant manufacturing capacity may allow for market introduction of new product candidates and future growth without the need for significant additional capital expenditures by us.

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Management and Technical Experience. Our management and scientific team combines experience across both the specialty pharmaceutical and medical device industries, including expertise in pharmaceutical chemistry and formulation as well as medical device manufacturing and commercialization. Our executives and management team bring experience from various aspects of the specialty pharmaceutical and biotechnology industries, including scientific expertise in pharmaceutical chemistry and formulation and business development and financial expertise in complex partnering, licensing and intellectual property procurement transactions. The AMI executives and management team provide skills that are highly complementary to our team, specifically in the areas of medical device engineering, manufacturing, product commercialization, and sales and marketing.

Segmented Information

We are reporting our operations on a consolidated basis only. In previous years we reported information in three operating segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterials.  Based on the success of the TAXUS Express paclitaxel-eluting coronary stent system and the royalty revenue derived from sales of this product, and as our corporate strategy evolved during 2004 and 2005, we began managing our business as one segment. With the acquisition of AMI, we may have further operating segments in the future.

Patents, Proprietary Rights and Licenses

Patents and other proprietary rights are essential to our business. We file patent applications to protect technology, inventions and improvements to inventions that are considered important. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. Furthermore, we endeavor to extend our intellectual property by exclusively licensing patents and patent applications from others and initiating research collaborations with outside sources.

Our patents and patent applications relate to, among other things:

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the use of paclitaxel and other agents for the treatment of chronic inflammatory diseases, such as restenosis (including as a stent coating), rheumatoid arthritis and psoriasis;

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compositions of and use of pharmacologic agents as medical device coatings and drug-loaded biomaterials;

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hybrid polymer systems designed for localized delivery of bioactive agents and controlled elution of drugs from medical device surfaces;

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non-reactive hydrophilic/hydrophobic polymer matrix, which can be varied to optimize performance characteristics such as lubricity, flexibility and hydration;

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biocompatible surface treatments used in ultrasound imaging technology to cause medical devices to shine brightly in ultrasound images providing greater echogenicity, or visibility;

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hemostatic and sealant compositions, as well as broad intellectual property rights relating to collagen;

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drug delivery compositions, such as our proprietary systemic formulation, stent coatings and other local drug delivery systems; and

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methods of administration.

As part of our patent strategy, we have filed a variety of patent applications internationally, including in the European Union and Japan. Pursuant to the review of patents in these countries, an opposition can be filed by a third party after the granting of a patent. Oppositions have been filed with respect to three granted European patents relating to our paclitaxel drug-eluting technology (EP0706376, EP0711158 and EP0809515). The Oppositions on European Patent No EP7011158 and EP0809515 are at an early stage with opposition briefs filed in October 2004 and January 2005 respectively. The Opposition on European Patent No. EP0706376 has had recent activity. On January 24, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of our Patent No. EP0706376 with various claims, including claims to stents coated with composition of paclitaxel and a polymeric carrier. An opposition has also been filed by a third party against one of our Japanese patents that relate to stents (No. 3423317). On March 1, 2006, the Board of Appeals of the Japanese Patent Office issued a final order of revocation regarding certain claims of the opposed Japanese patent directed to a stent coated with paclitaxel. Angiotech intends to appeal this decision to Japan’s Intellectual Property High Court. An adverse decision by an Opposition Division in any country, or subsequently, by a Board of Appeal could result in revocation of our patent or a narrowing of the scope of protection afforded by the patent. The ultimate outcomes of the pending Japanese and European Oppositions, including appeals, are uncertain at this time. We do not know whether the patents that we have received or licensed, or those we may be able to obtain or license in the future, would be held valid or enforceable by a court or whether our patents would be found to infringe a competitor’s patents related to its technology or product. Further, we have no assurance that third parties will not (whether pursuant to or in breach of the terms) modify or terminate any license they have granted to us.

Regulatory Environment

The research and development, manufacture labeling, advertising, sale and marketing of our drug and medical device products and those of our collaborators are subject to extensive regulation by the FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries. As we are focused on combining pharmaceutical compounds with medical devices and biomaterials we are subject to both drug and device regulations depending upon the categorization of the commercial product or potential product candidate.

Drug and device licensing laws require registration of manufacturing facilities, carefully controlled research and testing of products, government review and approval or clearance of results prior to marketing of products, adherence to current Good Manufacturing Practices, or cGMPs, during production and processing of products, and compliance with comprehensive post-marketing requirements including restrictions on advertising and promotion and requirements for reporting adverse events to FDA in the U.S. and other regulatory authorities abroad. In the United States, these activities are subject to rigorous regulation by the FDA. Similar regulations apply in the European Union and other markets.

Our success is ultimately dependent upon our and our collaborators obtaining marketing approval or clearance for potential product candidates currently under development and will depend on our and our collaborators’ ability to comply with FDA and other market regulations governing the manufacturing, quality control, pre-clinical evaluation, and clinical testing of those candidates. If we or our present or future collaborators are not able to comply with the continuing FDA regulation that accompanies FDA approval, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the new drug application for that drug or the 510(k) or PMA for the device. Depending on the circumstances surrounding the clinical evaluation of a product, we may sponsor clinical trials, contract clinical trial activities to contract research organizations, or CROs or rely upon our corporate collaborators to sponsor such clinical development. There can be no assurance that any of our and our collaborators’ clinical trials or product development activities will provide favorable data or that the data will be acceptable to any government regulatory agency to provide us with approval to market and sell our products or product candidates. Moreover, even if we and our collaborators believe the results of our product development activities are favorable, regulatory authorities may interpret the results differently than we do.

With the acquisition of AMI, we have significant medical device component engineering and manufacturing, as well as finished goods and packaging manufacturing operations. The manufacturing processes used in the production of finished medical devices are subject to FDA regulatory inspection, and must comply with FDA regulations, including its Quality Systems Regulation, or QSR, which sets forth the cGMP requirements for medical devices. The QSR requires manufacturers of finished medical devices to follow elaborate design, testing, control, documentation and other quality assurance procedures during the finished device manufacturing process. Our FDA registered facilities are subject to FDA inspection at any time for compliance with the QSR and other FDA regulatory requirements. Failure to comply with these regulatory requirements and similar foreign requirements may result in civil and criminal enforcement actions, including financial penalties, seizures, injunctions or other measures. In some cases, failure to comply with the QSR could prevent us or our customers from gaining approval to market products. Our products must also comply with state and foreign regulatory requirements.

Process Development, Manufacturing and Distribution

Prior to the acquisition of AMI, our process development, manufacturing and distribution strategy included developing, manufacturing and commercializing our products through arrangements with major medical device or biomaterials companies. We have typically established these partnerships after completing the early stages of technology and product candidate development, as demonstrated by our partnership with BSC. We may rely on such companies, licensees or other entities for commercial scale manufacturing and marketing of selected products or product candidates. There can be no assurance, however, that we will be able to reach satisfactory arrangements with such parties, that such arrangements will be successful or that any such parties will be able to develop adequate manufacturing capabilities for commercial scale quantities.

As a complement to our existing strategy of establishing product development and marketing partnerships, we expect to utilize AMI’s direct sales and distribution resources to market and sell certain of our existing approved products, as well as potentially manufacture certain of our product candidates currently undergoing human clinical trials.

In April 2003, we broadened our strategic alliance with Baxter, granting Baxter the right to manufacture and distribute our CoSeal® surgical sealant product and the surgical adhesion prevention product, Adhibit™.  FDA and European approval of the CoSeal surgical sealant product manufacturing process was received in January 2004.

In July 2004, we entered into a North American sales and distribution agreement with Orthovita for our VITAGEL™ Surgical Hemostat product. Orthovita assumed all sales, marketing and distribution responsibilities for the product and we retained responsibility for manufacturing. As a result of the consolidation of our research and development facilities, an amendment to the agreement was signed in October 2005 which contemplates the transitioning of the manufacture of the products and accessories from us to Orthovita.

We plan to devote considerable resources to develop procedures and process controls for our product candidates to ensure successful technology transfer for commercial scale manufacturing. We expect that process and assay development performed during preclinical and clinical stages of manufacturing will result in products with the desired ease of use and stability. These activities include scaling up production methods, developing quality control systems, optimizing batch-to-batch reproducibility, testing sterilization methods and establishing reliable sources of raw materials for synthesizing proprietary products.

As a result of the acquisition of AMI, we will market and sell various medical device products through two surgeon-focused specialty sales organizations and two distribution networks, InterV and Surgical Specialties.

The InterV sales team is currently comprised of approximately 40 individuals, and focused primarily on selling the InterV product lines to interventional radiologists, interventional cardiologists and vascular surgeons. This sales team is supplemented by a network of 60 independent distributors.

The Surgical Specialties sales team is currently comprised of 20 individuals, and focused primarily on selling the Surgical Specialties product lines to ophthalmologists, aesthetic surgeons and cosmetic dermatologists. This sales team is supplemented by a network of 24 independent distributors.

These sales forces target physician customers directly, as well as alternate site health care providers such as ambulatory surgery centers or urgent care centers. The primary mission of our sales teams is to increase market share of our highest margin products into markets that we believe are not well served by our larger competitors. These competitors sell their products primarily to larger hospitals or large group purchasing organizations based on contracts for a range of products and do not employ direct sales professionals targeting our key market segments.

Competitive Conditions

We expect to face competition from technologies targeting the same diseases and clinical indications that our technology targets. Some of the companies developing these technologies have substantially greater product development capabilities and financial, scientific, manufacturing, sales and marketing resources and experience than we do.

The medical device, biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. There can be no assurance that developments by others will not render obsolete our products or technologies or that we will be able to keep pace with technological developments. Some competitive products have an entirely different approach or means to accomplish the desired therapeutic effect than our product candidates. These competitive products, including enhancements or modifications made to such products in the future, could be more effective and less costly than our products, technologies or our product candidates.

There are a number of companies developing treatments for restenosis that would be considered to be directly competitive with our technology. In particular, Johnson & Johnson has developed and commercialized a coronary drug-eluting stent using the drug rapamycin, the CYPHER stent, which demonstrated a 0% in-stent restenosis rate in a large scale European randomized controlled double blinded trial referred to as RAVEL, and an 8.9% in-segment restenosis rate in a large scale U.S. randomized controlled double blinded clinical study referred to as SIRIUS. CYPHER has been approved for use in the European Community and in the United States. In addition Guidant Corporation, Abbott Laboratories, Medtronic, Inc. and Conor Medsystems, Inc. are all developing drug-eluting stents. Successful clinical results, regulatory review and commercialization of any of these technologies could have a material adverse impact on our business. In addition, other companies are developing various other technologies for the reduction of restenosis which will compete with our approach should these products be approved.

With the acquisition of AMI, we will also compete with a number of additional large companies across various of our product lines. These competitors have substantially greater business and financial resources than us. These competitors include Johnson & Johnson and the U.S. Surgical division of Tyco International Ltd. in surgical sutures and wound closure devices, C.R. Bard Inc., the Allegiance division of Cardinal Health, Inc. and the Sherwood, Davis & Geck division of Tyco International Ltd. in biopsy needle devices, and Alcon, Inc., Allergan, Inc. and the Allegiance division of Cardinal Health, Inc. in Ophthalmology products.

Economic Dependence

We are substantially dependent upon the 1997 license agreement with BSC as 92% of our gross revenue for the year ended December 31, 2005 was generated from this contractual relationship. We are dependent upon BSC in regards to our future revenues and the commercial success of our lead product, the paclitaxel-eluting coronary stent systems.  We also anticipate that substantially all of our revenue for the next few years will be derived from and dependent upon BSC.  The royalty revenue that we received from BSC is in U.S. dollars, while the royalties are calculated on sales generated by BSC on a world-wide basis which are subject to foreign market, currency and regulatory risks.   See the section entitled “Risk Factors – Risks Related to Our Business” for further discussion on this topic.

Employees

As of December 31, 2005, on a worldwide basis, we employ 215 people, 56 of whom hold advanced degrees in science and business, including 30 with PhD or MD degrees. As of December 31, 2005, AMI had 1,359 employees.  In addition, we have contractual arrangements with scientists at various research and academic institutions. All personnel or their institutions execute confidentiality agreements with us. While we will continue to seek to hire highly qualified employees, we believe that we have employed sufficiently qualified personnel.

Facilities

With the acquisition of AMI, we have 19 facilities located in four different countries, which include the United States, the United Kingdom, Denmark and Costa Rica. Of the 19 facilities, 15 are primarily used to manufacture and distribute medical devices or materials for medical device products. Our other four facilities are primarily used for research, development and administrative activities and with respect to our Henrietta, NY facility, a combination of research, development, administration and a limited amount of manufacturing. Collectively, these facilities have over 650,000 square feet of modern technical manufacturing, research and administrative operations. The following chart summarizes our domestic and international operations:

Location	Primary Purpose	Owned or Leased
Wheeling, IL	Manufacturing	Owned
Dartmouth, MA (1)	Manufacturing	Owned
Gainesville, FL	Manufacturing	Owned
Stenlose, Denmark	Manufacturing	Owned
Boulder, CO (1)	Manufacturing	Leased
Gibbon, MN (1)	Manufacturing	Owned
Heredia, Costa Rica	Manufacturing	Leased
Reading, PA	Manufacturing	Owned
Syracuse, NY	Manufacturing	Owned
Taunton, UK	Manufacturing	Owned
Rincon, Puerto Rico (2 facilities)	Manufacturing Manufacturing	Leased Owned
Laguna Hills, CA	Manufacturing	Leased
Henrietta, NY	Manufacturing and Research & Development	Leased
Vancouver, BC	Administration and Research	Leased
North Bend, WA	Administration	Leased
Herndon, VA	Research & Development Manufacturing	Leased
Los Gatos, CA (1)	Manufacturing	Leased
Palo Alto, CA (1)	Manufacturing and Research	Owned

(1)

These facilities are in the process of being closed or sold.

We believe that these facilities are suitable and adequate for our present and foreseeable needs. We also conduct research and development at our collaborators’ facilities.

With the acquisition of AMI, we have several important, and in some cases proprietary, manufacturing capabilities and processes. These include specific capabilities in the areas of various metal bending, grinding and chemical etching, electroplating and electropolishing, plastic injection molding, wire coating, braiding and weaving of surgical textiles and kit assembly and packaging.

Reimbursement

In the United States, healthcare providers generally rely on third party payers, including both private health insurance plans and governmental payers, such as Medicare and Medicaid, to cover and reimburse all or part of the cost of a medical device and the procedures in medical devices that are used. Our ability to commercialize human therapeutic products and product candidates successfully will depend in part on the extent to which coverage and reimbursement for such products and related treatments will be available from government health administration authorities, private health insurers and other third party payers or supported by the market for these products. Third party payers are increasingly challenging the price of medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services. These cost containment measures, if instituted in a manner affecting the coverage for or payment of our products, could have a material adverse effect on our ability to operate profitably.

There can be no assurance that third party payers’ coverage and reimbursement will be available or sufficient for our current products or the products we might develop. We believe that recommendations and endorsements by physicians will be essential for market acceptance of our products, and we do not know whether these recommendations or endorsements will be obtained. We also believe that surgeons will not use these products unless they determine, based on clinical data and other factors, that the clinical benefits to patients and cost savings achieved through use of these products outweigh their cost. Acceptance among physicians may also depend upon the ability to train surgeons and other potential users of our products and the willingness of such users to learn these relatively new techniques.

In the United States, there have been and we expect there will continue to be a number of legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our business. Efforts by governmental and third party payers to reduce health care costs or the announcement of legislative proposals or reforms to implement government controls could cause a reduction in sales or in the selling price of our products, which could seriously harm our business. We cannot predict the impact on our business of any legislation or regulations related to the healthcare system that may be enacted or adopted in the future.

Environmental Protection

Our business is subject to a broad range of governmental regulation and requirements, including federal, state and local environmental laws and regulations governing air emissions, wastewater discharges, workplace health and safety as well as the use, handling, storage and disposal of hazardous materials and remediation of contamination associated with the release of these materials at or from our facilities or off-site disposal locations. Some of these laws can impose liability for remediation costs on a party regardless of fault or the lawfulness of its conduct. Many of our manufacturing processes involve the use and subsequent regulated disposal of hazardous materials. To date, such matters have not had a material adverse impact on our business or financial condition. We cannot assure you, however, that such matters will not have such an effect in the future.

RISK FACTORS

You should consider carefully the following information about these risks, together with all of the other information contained in this annual information form. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be harmed.  We have updated these risk factors to reflect the acquisition of AMI and the offering of our senior subordinated notes which closed on March 23, 2006.

Risks Related to Our Business

Following the acquisition of AMI, we may not be successful in integrating the operations of AMI into our operations, or we may be delayed in doing so, which may lead to higher operating costs.

Successful integration of AMI into our business will depend upon our management’s ability to manage the combined operations effectively and to benefit from increased manufacturing and sales and marketing capabilities, product synergies and revenue diversification. The acquisition of AMI substantially increases the scale and scope of our operations. In connection with the integration of AMI, we will be required to manage the creation of new divisions in our business and to expand the functions currently performed by us. In particular, AMI has significant manufacturing operations and capacity, marketing and dedicated sales teams and highly fragmented operations, including 12 facilities located in four different countries and 1,359 employees. The integration process involves complex operational and personnel-related challenges. This process will be time-consuming and expensive. It may require a longer than expected time frame to achieve integration and integration may not result in the benefits, in the times or amounts, we currently expect.

Other risks that may result from the acquisition of AMI include:

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difficulties associated with integrating into our business and operations the operations and personnel of AMI;

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potential disruption of both companies’ business;

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inability to introduce new products into the marketplace;

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inability to maintain a competitive product offering;

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diversion of management’s attention and other resources;

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successful integration may be more complex and require a longer time frame to achieve;

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inability of the companies to maintain uniform standards, controls, procedures and policies;

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difficulties associated with attracting and retaining key personnel;

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loss of customers;

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unanticipated costs of terminating or relocating facilities and operations; and

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unanticipated issues in integrating information, communications and other systems.

In addition, until 2003, the operating subsidiaries of AMI were independently managed and operated, and certain administrative functions have yet to be fully integrated. Also, AMI acquired a company in December 2005. The challenges of fully integrating the operations within AMI will further add to the difficulty of integrating AMI and our company.

If our products are alleged to be harmful, we may not be able to sell them and we may be subject to product liability claims not covered by insurance.

The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of pharmaceutical products and medical devices. Using our drug candidates or devices in clinical trials may expose us to product liability claims. These risks will expand with respect to drugs or devices, if any, that receive regulatory approval for commercial sale. Even if a drug or device were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may have resulted from our products.

In the event that anyone alleges that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market. In addition, we may be forced to defend lawsuits and, if unsuccessful, to pay a substantial amount in damages. We do not have insurance covering our costs and losses as a result of any recall of products or devices incorporating our technologies because of alleged defects, whether such recall is instituted by a device manufacturer or us as required by a regulatory agency. Product liability insurance and insurance to cover costs and losses associated with product recalls is expensive and, if we seek such insurance in the future, it may not be available on acceptable terms. Even if obtained, insurance may not fully protect us against potential product liability claims with respect to uninsured liabilities or for amounts in excess of insured liabilities or for our costs and losses associated with product recalls.

Boston Scientific may be enjoined from selling, or otherwise become subject to limitations applicable to its ability to sell, TAXUS in the United States.

BSC is involved in several legal proceedings concerning challenges to its stent business. As an example, on June 21, 2005, a Delaware jury held that BSC’s TAXUS Express2TM paclitaxel-eluting stent and its Liberté and Express bare metal stents infringe the Palmaz Schatz patent (U.S. 4,739,762) and the Gray patent (U.S. 5,895,406) which are both owned by Cordis Corporation (“Cordis”), a subsidiary of Johnson & Johnson Inc. (“JNJ”). On July 1, 2005, the jury held that Cordis/JNJ’s Bx VELOCITY, Bx SONIC, CYPHER® and PALMAZ GENESIS stents infringe BSC’s Jang patent (U.S. 5,922,021) and that Cordis/JNJ’s CYPHER stent infringed BSC’s Ding patent (U.S. 6,120,536). Cordis is not seeking injunctive relief against the TAXUS Express stent. Although the Palmaz Schatz patent expired at the end of 2005, the Gray patent does not expire until 2016. Cordis has indicated that it will assert the claims of the Gray patent against the TAXUS Liberté stent if and when it is launched. If Cordis were to seek an injunction and if it were successful, BSC would not be able to sell the TAXUS Liberté stent in the U.S. until the Gray patent expires, unless the injunction were lifted or BSC were able to complete clinical trials for a version of the product using another stent design that does not infringe the claims of the Gray patent. As a result, if Cordis were to obtain an injunction, our revenue as a result of sales of the TAXUS Liberté stent would likely be significantly reduced. Thus, our royalty revenue relating to paclitaxel-eluting coronary stents depends on BSC’s ability to continue to sell its TAXUS Express2 stent and launch and sell the TAXUS Liberté stent in the U.S. As another example, BSC was recently involved in breach of contract litigation with Medinol, Ltd. for sales of TAXUS Express paclitaxel-eluting and Express bare metal stents. A settlement in this matter was announced on September 21, 2005. More recently, on November 8, 2005, BSC filed a civil action in Delaware asserting infringement of BSC’s Jang patent by Conor Medsystems, Inc. We expect that our licensees may be involved in other material legal proceedings in the future relating to the paclitaxel-eluting stent.

We depend on Boston Scientific for a significant amount of our future revenues and development of TAXUS.

Although we expect that the acquisition of AMI will diversify our revenue, we anticipate that a significant amount of our revenue for the next few years will be derived from and dependent upon royalty revenues from BSC. We do not have control over the sales and marketing efforts, stent pricing, production volumes, distribution or regulatory environment related to BSC’s paclitaxel-eluting coronary stent program. Our involvement is limited to the terms of the 1997 license agreement, as amended, which provides for the receipt of royalty revenue based on the net sales of TAXUS and specifies the applicable royalty rates. If BSC is impaired in its ability to market and distribute TAXUS, whether due to a failure to comply with applicable regulatory requirements, discovery of a defect in the device, increased incidence of adverse events or identification of other safety issues, or previously unknown problems with the manufacturing operations for TAXUS, our revenues could be significantly reduced. BSC’s failure to resolve these issues in a timely manner and to the satisfaction of FDA and other regulatory authorities, or the occurrence of similar problems in the future, could have a significant impact on our royalty revenue from sales of TAXUS. Additionally, BSC may terminate the license agreement under certain circumstances, including, if BSC is unable to acquire a supply of paclitaxel at a commercially reasonable price, if BSC reasonably determines that the paclitaxel-eluting coronary stent is no longer commercially viable, or if our rights under the NIH agreement terminate. During the year ended December 31, 2005, revenue from BSC represented approximately 92% of our total revenue and 49% of our total revenue on a pro forma basis. See “Acquisitions and Other Business Relationships” for further information on the 1997 license agreement.

The amounts payable by BSC to us vary from 1% to 9% of net sales depending on various factors, including volume of sales from time to time. From these amounts, we must pay certain royalties to our licensors, including NIH and UBC, under license agreements. The average gross royalty rate earned in the year ended December 31, 2005 on BSC’s sales for the period October 1, 2004 to September 30, 2005 was 8.3% for sales in the U.S. (as compared to 7.8% in the year ended December 31, 2004) and 6.5% for sales in other countries (as compared to 5.2% in the year ended December 31, 2004). There is no guarantee that royalty payments under the license agreement with BSC will continue or increase, and demand for BSC’s paclitaxel-eluting coronary stent products could decline as a result of competition, technological change or other factors. If we are unable to launch successful new products, or if there is a reduction in demand for our products or the products of our licensees for any reason, our business would be seriously harmed.

We may incur significant costs complying with environmental laws and regulations.

Our research and development processes and manufacturing operations and AMI’s manufacturing activities involve the use of hazardous materials. We are subject to federal, state, provincial, local and other laws and regulations in the countries in which we operate or sell our products, which govern the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident or the discovery of pre-existing contamination at one or more of our facilities, we could be held liable for any damages that result and any such liability could exceed our resources. We may not be specifically insured with respect to this liability, and we do not know whether we will be required to incur significant costs to comply with environmental laws and regulations in the future, or whether our operations, business or assets will be harmed by current or future environmental laws or regulations.

We have a history of net losses and may not achieve profitability.

We have a history of net losses, other than in 2004, and may not achieve profitability on a quarterly or annual basis in the future. We began operations in 1992 and have incurred a loss from operations in all of the years of our existence except for fiscal 2004. As of December 31, 2005, our accumulated deficit was approximately $45.6 million. Our ability to achieve and maintain profitability will depend on, among other things, the successful commercialization of our technology.

While we believe that our available cash, working capital, cash generated from operations, and our new $75 million revolving credit facility should be sufficient to meet our operating and capital needs for the short-term and long-term periods, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; expenses associated with litigation; costs associated with integrating AMI; and potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to satisfy the funding of our current research and development programs, to repay or refinance our indebtedness, to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval contractual obligations, to meet other operating and capital requirements, to complete the integration of AMI, or for potential acquisitions and in-licensing of technologies. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of equity or debt.

Our success depends on the successful commercialization of our technology, including the technology of AMI.

The successful commercialization of our technology is crucial for our success. Successful product development in the pharmaceutical industry is highly uncertain and very few research and development projects produce a commercial product. Medical devices, pharmaceutical applications and surgical implants utilizing our technology are in various stages of clinical and commercial development and face a variety of risks and uncertainties. Principally, these risks include the following:

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future clinical trial results may show that some or all of our technology, or the technology of our strategic collaborators that incorporate our technology, is not safe or effective;

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even if our technology is shown to be safe and effective, we and our strategic collaborators may face significant or unforeseen difficulties in manufacturing our medical devices or the medical devices and surgical implants that use our technology. These difficulties may become apparent when we or our strategic collaborators manufacture the medical devices or surgical implants on a small scale for clinical trials and regulatory approval or may only become apparent when scaling-up the manufacturing to commercial scale;

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even if our technology-based products are successfully developed, receive all necessary regulatory approvals and are commercially produced, there is no guarantee that there will be market acceptance of them or that they will not cause unanticipated side effects in patients. In addition, there is no guarantee that there will be market acceptance of our products because physician customers, particularly in interventional cardiology, move quickly to new products and new technology. Our ability to achieve market acceptance for any of our products will depend on a number of factors, including whether or not competitors may develop technologies which are superior to or less costly than our technology-based products, and whether governmental and private third party payers provide adequate coverage and reimbursement for our products, with the result that our technology-based products, even if they are successfully developed, manufactured and approved, may not generate significant revenues.

If we are unsuccessful in dealing with any of these risks, or if we are unable to successfully commercialize our technology for some other reason, it would likely seriously harm our ability to generate revenue.

We depend on our strategic collaborators for the development, regulatory approval, testing, manufacturing and the potential commercialization of our products.

Historically, our strategy has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. For instance, we collaborate with BSC and Cook to develop and market paclitaxel-eluting coronary and peripheral stents, and with Baxter to manufacture and market our CoSeal® and Adhibit™ products, and with Orthovita to manufacture and distribute VITAGEL™. Strategic collaborators, both existing (particularly BSC) and those that we may collaborate with in the future, are or may be essential to the development of our technology and potential revenue and we have little control over or access to information regarding our collaborators’ activities with respect to our products.

Our strategic collaborators may fail to successfully develop or commercialize our technology to which they have rights for a number of reasons, including:

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failure of a strategic collaborator to continue, or delays in, its funding, research, development and commercialization activities;

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the pursuit or development by a strategic collaborator of alternative technologies, either on its own or with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs;

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the preclusion of a strategic collaborator from developing or commercializing any product, through, for example, litigation or other legal action; and

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the failure of a strategic collaborator to make required milestone payments, meet contractual milestone obligations or exercise options which may result in our terminating applicable licensing arrangements.

We have and will continue to enter into licensing agreements with third parties to give us access to technologies that we will use to develop products through our strategic collaboration and partnership arrangements. The technologies governed by these license agreements may be critical to our ability to maintain our competitive advantage in our existing products and to develop future products. For example, through licenses with the NIH and UBC, we have been granted access to technologies that have contributed to the development of the TAXUS paclitaxel-eluting coronary stent.

Pursuant to terms of existing license agreements, licensors will have the ability under certain specified circumstances to terminate the license. Events which may allow licensors to exercise these termination provisions include our bankruptcy, sub-licensing without the licensor’s consent, a transaction which results in our change of control, failure to use the required level of diligence efforts to develop, market and sell products based on the licensed technology, our inability to maintain adequate levels of insurance with respect to the licensed technologies or other acts or omissions that may constitute a breach by us of our license agreement. In addition, any failure to continue to have access to these technologies may materially affect the benefits that we currently derive from the collaboration and partnership arrangements and may negatively impact our results and operations.

We may utilize others to manufacture products that use our technology, and we intend to contract with third party manufacturers to produce commercial quantities of our potential products but we do not know whether satisfactory arrangements will be reached with such parties. If we are not able to reach such an arrangement the commercialization of our products could be delayed. If third parties cannot deliver commercial quantities of our products in a timely manner, our revenues could be significantly reduced.

We also may elect to perform manufacturing operations internally. Developing additional commercial scale manufacturing facilities would require raising substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. While we expect to extend AMI’s manufacturing capabilities to other parts of our business, we may not be able to achieve this efficiently or timely given the numerous challenges associated with the integration process. We can give no assurance that we will be successful in developing commercial scale manufacturing facilities or leveraging AMI’s manufacturing capabilities or obtaining necessary approvals in a timely manner or at all.

If our process related to the development of new drugs or medical devices does not result in an approved and commercially successful product, our business could be adversely affected.

We focus our research and development activities on areas in which we have particular strengths. The outcome of any development program is highly uncertain, notwithstanding how promising a particular program may seem. Success in preclinical and early stage clinical trials may not necessarily translate into success in large-scale clinical trials. Further, to be successful in clinical trials, increased investment will be necessary, which will adversely affect our short-term profitability.

In addition, we will need to obtain and maintain regulatory approval in order to market new products. Notwithstanding the outcome of clinical trials for new products, regulatory approval may not be achieved. The results of clinical trials are susceptible to varying interpretations that may delay, limit or prevent approval or result in the need for post-marketing studies. In addition, changes in regulatory policy for product approval during the period of product development and review by regulators of a new application may cause delays or rejection. Even if we receive regulatory approval, this approval may include limitations on the indications for which we can market the product. There is no guarantee that we will be able to satisfy the needed regulatory requirements, and we may suffer a significant variation from planned revenue as a result.

We may not be able to protect our intellectual property or obtain necessary intellectual property rights from third parties, which could adversely affect our business.

Our success depends, in part, on ensuring our intellectual property rights are covered by valid and enforceable patents or effectively maintained as trade secrets and our ability to detect violations of our intellectual property rights and enforce such rights against others.

The validity of our patent claims depends, in part, on whether prior art references described or rendered obvious our inventions as of the filing date of our patent applications. We may not have identified all prior art, such as U.S. and foreign patents or published applications or published scientific literature, that could adversely affect the validity of our issued patents or the patentability of our pending patent applications. For example, patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the U.S. Patent and Trademark Office, which we refer to as the U.S. Patent Office, for the entire time prior to issuance as a U.S. patent. Patent applications filed in countries outside the United States are not typically published until at least 18 months from their first filing date. Similarly, publication of discoveries in scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we were the first to invent, or the first to file patent applications related to, our technology. In the event that a third party has also filed a U.S. patent application covering a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent Offices to determine priority of invention in the United States. It is possible that we may be unsuccessful in the interference, resulting in a loss of some portion or all of our U.S. patent positions. The laws in some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

We have filed and are pursuing patent applications in Canada, the United States and other jurisdictions. We hold more than 115 U.S. patents (many of which have foreign counterparts) and have over 165 patent applications pending world wide that cover various aspects of our technology. We may not be able to obtain patent protection for key elements of our technology, as the patent positions of pharmaceutical, biotechnology and medical device companies are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved. For example, no consistent policy has emerged regarding the scope of health-related patent claims that are granted by the U.S. Patent Office or enforced by the U.S. federal courts. Rights under any of our issued patents may not provide us with commercially meaningful protection for our products or afford us a commercial advantage against our competitors or their competitive products or processes. In addition, even if a patent is issued, the coverage claimed in a patent application may be significantly reduced in the patent as granted. There can be no assurance that:

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patent applications will result in the issuance of patents;

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additional proprietary products developed will be patentable;

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licenses we have obtained from third parties that we use in connection with our technology will not be terminated;

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patents issued will provide adequate protection or any competitive advantages;

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patents will not be successfully challenged by any third parties; or

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the patents of others will not impede our or our collaborators’ ability to commercialize our technology.

For example, the drug paclitaxel is itself not covered by composition of matter patents. Therefore, although we are developing an intellectual property portfolio around the use of paclitaxel for intended commercial applications, others may be able to engage in off-label use of paclitaxel for the same indications, causing us to lose potential revenue. Furthermore, others may independently develop similar products or technologies or, if patents are issued to us, design around any patented technology developed by us, which could affect our potential to generate revenues and harm our results of operations.

Patent protection for our technology may not be available based on prior art. The publication of discoveries in scientific or patent literature often lags behind actual discoveries. As a consequence, there may be uncertainty as to whether we or a third party were the first creator of inventions covered by issued patents or pending patent applications or that we or a third party were the first to file patent applications for such inventions. Moreover, we might have to participate in interference proceedings declared by the U.S. Patent Office, or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the outcome were favorable. An unfavorable outcome in an interference or opposition proceeding could preclude us, our collaborators and our licensees from making, using or selling products using the technology or require us to obtain license rights from prevailing third parties. We do not know whether any prevailing party would offer us a license on commercially acceptable terms, if at all. We may also be forced to pay damages or royalties for our past use of such intellectual property rights, as well as royalties for any continued usage.

As part of our patent strategy, we have filed a variety of patent applications internationally, including in the European Union and Japan. Oppositions have been filed regarding four of our granted European patents that relate to certain products (EP0706376, EP0711158, EP0809515 and EP1155690). The oppositions against European Patent Nos. EP7011158, EP0809515 and EP1155690 are at an early stage. The opposition against European Patent No. EP0706376 has had recent activity. On January 24, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of our Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier. None of the original parties to the proceedings has filed an Appeal of this decision. Two non-parties to the Opposition (Conor Medsystems, Inc. and Sahajanand Medical Technologies Pvt. Ltd.) have submitted various documents to the European Patent Office, including Notices of Intervention and of Appeal, however the European Patent Office has not indicated that they will consider the merits of those documents. An opposition has also been filed by a third party against one of our Japanese patents that relates to stents (No. 3423317). We filed a response to the opposition on December 5, 2005. On March 1, 2006, the Board of Appeals of the Japanese Patent Office issued a final order of revocation regarding certain claims of the opposed Japanese patent directed to a stent coated with paclitaxel. Angiotech intends to appeal this decision to Japan’s Intellectual Property High Court. The ultimate outcomes of the Japanese and European oppositions, including possible appeals, are uncertain at this time.

Our future success and competitive position depends in part on our ability to obtain and maintain certain proprietary intellectual property rights used in our approved products and principal product candidates. Any such success depends in part on effectively prosecuting claims against others who we believe are infringing our rights and by effectively defending claims of intellectual property infringement brought by our competitors and others. The stent related markets have experienced rapid technological change and obsolescence in the recent past, and our competitors have strong incentives to stop or delay us from introducing new products and technologies. See “—We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.”

We do not know whether the patents that we have received or licensed or may be able to obtain or license in the future, would be held valid or enforceable by a court or whether a competitor’s technology or product would be found to infringe such patents. Further, we have no assurance that third parties will not properly or improperly modify or terminate any license they have granted to us.

We have obtained licenses from third parties with respect to their intellectual property that we use in connection with our technology. However, we may need to obtain additional licenses for the development of our current or future products. Licenses may not be available on satisfactory terms or at all. If available, these licenses may obligate us to exercise diligence in bringing our technology to market and may obligate us to make minimum guarantee or milestone payments. These diligence and milestone payments may be costly and could seriously harm our business. We may also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and may be responsible for the costs of filing and prosecuting patent applications. These costs could affect our results of operations and decrease our earnings.

Certain of our key technology includes trade secrets and know-how that may not be protected by patents. There can be no assurance that we will be able to protect our trade secrets. To help protect our rights, we undertake to require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that all employees, consultants, advisors and collaborators have signed such agreements, or that these agreements will adequately protect our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Furthermore, any confidentiality agreements in existence may be breached and we may not have adequate remedies for any such breach. Any disclosure of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us.

Compulsory licensing and/or generic competition may affect our business in certain countries.

In a number of countries governmental authorities and other groups have suggested that companies which manufacture medical products (i.e., pharmaceuticals and medical devices) should make products available at a low cost. In some cases, governmental authorities have held that where a pharmaceutical or medical device company does not do so, their patents might not be enforceable to prevent generic competition. Alternatively, some governmental authorities could require that we grant compulsory licenses to allow competitors to manufacture and sell their own versions of our products, thereby reducing our sales or the sales of our licensee(s). In all of these situations, the results of our operations in these countries could be adversely affected.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide. Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others. Should it become necessary to protect those rights, we will pursue all cost-efficient strategies, including when appropriate negotiation or litigation in any relevant jurisdiction. For example, on February 1, 2005, we announced that, together with BSC, we commenced a legal action in the Netherlands against Conor Medsystems, Inc. for patent infringement. On February 18, 2005, a claim was filed by Conor Medsystems, Inc. in a court in the United Kingdom alleging that one of our U.K. stent patents is invalid and seeking to have that patent revoked. Trial on this issue was held in the United Kingdom in October 2005 and in December 2005. On February 24, 2006, the court held that this U.K. patent was invalid. We intend to pursue an appeal of this decision. On March 31, 2005, a claim was filed by Conor Medsystems, Inc. in a court in Australia, alleging invalidity of three of our Australian patents. On April 4, 2005, we along with BSC commenced legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement. A hearing was held on March 10, 2006, and the court has indicated that it expects to issue an opinion on May 10, 2006. In November 2005, Conor Medsystems, Inc. commenced a legal action in the Netherlands against us, asserting that the NL patent which corresponds to our EP0706376 patent is invalid and should be revoked. The outcomes of these legal proceedings are uncertain at this time. In December 2005, BSC and we initiated a Preliminary Proceedings action against Occam International and its parent company Biosensors requesting a preliminary injunction. A hearing was held on January 13, 2006, and the court issued a judgment on January 27, 2006, denying the relief requested by us. BSC and Angiotech filed an appeal to this judgment on February 24, 2006.

On September 9, 2005, DePuy Mitek, Inc., filed suit against Arthrex Inc. and Pearsalls Limited for infringement of DePuy Mitek’s patent which relates to certain sutures (U.S. Patent No. 5,314,446). A trial is set for September 11, 2006 in Boston. Arthrex has indemnified Pearsalls against any potential damages regarding sale of FiberWire products, and will pay for the cost of this defense. Also, on July 2, 2004, Dr. Gregory W. Baran filed a complaint for wilful patent infringement against one of AMI’s subsidiaries, Medical Device Technologies, Inc. A Markman hearing to construe the claims of the asserted patents (US 5,025,797 and US 5,400,798) was held in December 2005, and a decision is awaited.

We intend to pursue and to defend vigorously any and all actions of third parties related to our extensive patent portfolio and pioneering technology. Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others.

Our involvement in intellectual property litigation could result in significant expense, adversely affecting the development of product candidates or sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources and intellectual property litigation may be used against us as a means of gaining a competitive advantage. Competing parties frequently file multiple suits to leverage patent portfolios across product lines, technologies and geographies and to balance risk and exposure between the parties. Uncertainties resulting from the initiation and continuation of any litigation could affect our ability to continue our operations. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

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pay substantial damages or back royalties;

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cease the development, manufacture, use or sale of product candidates or products that infringe upon the intellectual property of others;

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expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;

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discontinue processes incorporating infringing technology; or

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obtain licenses to the infringed intellectual property.

We cannot assure you that we will be successful in developing or acquiring non-infringing intellectual property or that necessary licenses will be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we cannot develop or acquire such intellectual property or obtain such licenses, we could encounter delays in any introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

If third parties file patent applications, or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings with the U.S. Patent and Trademark Office, or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the eventual outcome were favorable.

Our ability to operate could be hindered by the proprietary rights of others.

A number of pharmaceutical, biotechnology and medical device companies as well as research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with or adversely affect our technologies or intellectual property rights, including those that we license from others. We are aware of other parties holding intellectual property rights that may represent prior art or other potentially conflicting intellectual property, including stents coated with agents intended to reduce restenosis. Any conflicts with the intellectual property of others could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our current or future patent applications altogether.

If patents that cover our activities are issued to other persons or companies, we could be charged with infringement. In the event that other parties’ patents cover any portion of our activities, we may be forced to develop alternatives or negotiate a license for such technology. We do not know whether we would be successful in either developing alternative technologies or acquiring licenses upon reasonable terms, if at all. Obtaining any such licenses could require the expenditure of substantial time and other resources and could harm our business and decrease our earnings. If we do not obtain such licenses, we could encounter delays in the introduction of our products or could find that the development, manufacture or sale of products requiring such licenses is prohibited.

Technological advances and evolving industry standards could reduce our future product sales, which could cause our revenues to grow more slowly or decline.

The markets for our products are characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent new product introductions and enhancements. The emergence of new industry standards in related fields may adversely affect the demand for our products. This could happen, for example, if new standards and technologies emerged that were incompatible with customer deployments of our applications. In addition, any compounds, products or processes that we develop may become obsolete or uneconomical before we recover any of the expenses incurred in connection with their development. We cannot assure you that we will succeed in developing and marketing product enhancements or new products that respond to technological change, new industry standards, changed customer requirements or competitive products on a timely and cost-effective basis. Additionally, even if we are able to develop new products and product enhancements, we cannot assure you that they will achieve market acceptance.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain product candidates, which could severely harm our business.

We face and will continue to face significant competition.

Competition from pharmaceutical companies, medical device companies, biotechnology companies and academic and research institutions is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities, experience conducting clinical trials and financial, scientific, manufacturing, sales and marketing resources and experience than our company. Some of these competitors include Johnson & Johnson, Guidant Corporation, Genzyme Corporation, Baxter Healthcare Corporation, Abbott Laboratories, Boston Scientific Corporation, Medtronic, Inc., Wyeth, Inc., Novartis AG., C.R. Bard, the Allegiance division of Cardinal Health, Inc., Bausch & Lomb, and Tyco Ltd., among others. We also face competition from non-medical device companies, such as pharmaceutical companies, which may offer non-surgical alternative therapies for disease states which are currently or intended to be treated using our products. Other companies may:

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develop and obtain patent protection for products earlier than us;

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design around patented technology developed by us;

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obtain regulatory approvals for such products more rapidly;

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have greater manufacturing capabilities and other resources;

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have larger or more experienced sales forces;

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develop more effective or less expensive products; or

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have greater success in obtaining adequate third party payer coverage and reimbursement for their competing products.

While we will seek to expand our technological capabilities in order to remain competitive, there is a risk that:

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research and development by others will render our technology or product candidates obsolete or non-competitive;

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treatments or cures developed by others will be superior to any therapy developed by us; and

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any therapy developed by us will not be preferred to any existing or newly developed technologies.

The commercial potential of our products and product candidates will be significantly limited if we are not able to obtain adequate levels of reimbursement or market acceptance for them.

Our ability to commercialize human therapeutic products and product candidates successfully will depend in part on the extent to which coverage and reimbursement for such products and related treatments will be available from government health administration authorities, private health insurers and other third party payers or supported by the market for these products. There can be no assurance that third party payers’ coverage and reimbursement will be available or sufficient for the products we might develop.

Third party payers are increasingly challenging the price of medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services. These cost containment measures, if instituted in a manner affecting the coverage of or payment for our products, could have a material adverse effect on our ability to operate profitably. In some countries in Europe and in the United States, significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and we do not know whether adequate third party coverage and reimbursement will be available for us to realize an appropriate return on our investment in product development, which could seriously harm our business. In the United States, while reimbursement amounts previously approved appear to have provided a reasonable rate of return, there can be no assurance that our products will continue to be reimbursed at current rates or that third party payers will continue to consider our products cost-effective and provide coverage and reimbursement for our products, in whole or in part. Further, we cannot be certain that our products will gain commercial acceptance among physicians, patients and third party payers, even if necessary international and U.S. marketing approvals are maintained. We believe that recommendations and endorsements by physicians will be essential for market acceptance of our products, and we do not know whether these recommendations or endorsements will be obtained. We also believe that surgeons will not use these products unless they determine, based on clinical data and other factors, that the clinical benefits to patients and cost savings achieved through use of these products outweigh their cost. Acceptance among physicians may also depend upon the ability to train surgeons and other potential users of our products and the willingness of such users to learn these relatively new techniques.

Future legislation or regulatory changes to the healthcare system may affect our ability to sell our product profitably.

In the United States, there have been and we expect there will continue to be a number of legislative and regulatory proposals to change the healthcare system, and some could involve changes that could significantly affect our business. Efforts by governmental and third party payers to reduce health care costs or the announcement of legislative proposals or reforms to implement government controls could cause a reduction in sales or in the selling price of our products, which would seriously harm our business. We cannot predict the impact on our business of any legislation or regulation related to the healthcare system that may be enacted or adopted in the future.

We must receive regulatory approval for each of our product candidates before they can be sold commercially in Canada, the United States or internationally, which can take significant time and be very costly.

The development, manufacture and sale of medical devices and human therapeutic products in Canada, the United States and internationally is governed by a variety of statutes and regulations. These laws require, among other things:

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approval of manufacturing facilities and practices;

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adequate and well-controlled research and testing of products in pre-clinical and clinical trials;

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review and approval of submissions containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to good manufacturing practices during production and storage; and

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control of marketing activities, including advertising and labeling.

The product candidates currently under development by us or our collaborators will require significant development, pre-clinical and clinical testing, pre-market review and approval, and investment of significant funds prior to their commercialization. We are dependent on our collaborators for regulatory approval and compliance, and have little or no control over these matters. The process of completing clinical testing and obtaining such approvals is likely to take many years and require the expenditure of substantial resources, and we do not know whether any clinical studies by us or our collaborators will be successful, that regulatory approvals will be received, or that regulatory approvals will be obtained in a timely manner. Despite the time and resources expended by us, regulatory approval is never guaranteed. Even if regulatory approval is obtained, regulatory agencies may limit the approval to certain diseases, conditions or categories of patients who can use them.

If any of our development programs are not successfully completed in a timely fashion, required regulatory approvals are not obtained in a timely fashion, or products for which approvals are obtained are not commercially successful, it could seriously harm our business.

The products and manufacturing facilities of AMI that have regulatory approval, as well as any of our products and manufacturing facilities that may receive regulatory approval, are or will be subject to ongoing regulation.

We currently manufacture Lifespan® Vascular Grafts in our Laguna Hills, CA facility, drug coating products at our Henrietta, NY facility and we rely on our collaborators for the manufacture of some of our other products. In addition, with the acquisition of AMI, we have acquired AMI’s significant manufacturing facilities both in the U.S. and abroad. Our and our collaborators’ manufacturing practices may not satisfy regulatory requirements. As we contract with third parties for manufacturing of a significant portion of our products, our ability to control third party compliance with FDA and other regulatory requirements will be limited to contractual remedies and rights of inspection. Our failure or the failure of third party manufacturers to comply with regulatory requirements applicable to our products may result in legal or regulatory action by those regulatory authorities. There can be no assurance that our or our collaborators’ manufacturing processes will satisfy GMP or ISO requirements.

In addition, there may be uncertainty as to whether or not we or others who are involved in the manufacturing process will be able to make the transition to commercial production. A failure to achieve regulatory approval for manufacturing facilities or a failure to make the transition to commercial production for our products will harm our prospects, business, financial condition and results of operations. We do not have a history of experience operating significant manufacturing facilities. See “—Following the acquisition of AMI, we may not be successful in integrating the operations of AMI into our operations, or we may be delayed in doing so, which may lead to higher operating costs” for a discussion of risks associated with integrating AMI’s manufacturing facilities.

AMI’s products and manufacturing operations are subject to extensive regulation in the U.S. by the FDA and by similar regulatory agencies abroad. Ongoing regulation includes compliance with an array of manufacturing and design controls and testing, quality control, storage and documentation procedures. Regulatory agencies may also require expensive post-approval studies. Any adverse effects associated with our products must also be reported to regulatory authorities. If deficiencies in our or our collaborators’ manufacturing and laboratory facilities are discovered, or we or our collaborators fail to comply with applicable post-market regulatory requirements, a regulatory agency may close the facility or suspend manufacturing. With respect to products manufactured by third party contractors, we are, and we expect to continue to be, dependent on our collaborators for continuing regulatory compliance and we may have little or no control over these matters.

We may be unsuccessful in marketing, selling and distributing certain of our products.

We distribute a number of our products worldwide. If our distribution personnel or methods are not sufficient to ensure we have supply to meet demand for our products or if there is a quality control failure with our products, it could harm our prospects, business, financial condition and results of operations.

Prior to the acquisition of AMI, we had limited experience in marketing and selling our products. In order to achieve commercial success for our approved products, we may have to develop an effective marketing and sales force, or we will have to successfully integrate the sales and marketing operations of AMI, or enter into further arrangements with third parties to market and sell our products. If we develop our own marketing and sales capabilities, we will be competing with other companies that currently have experienced and well-funded marketing and sales operations. To the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues received will be dependent on the efforts of others, and we do not know whether these efforts will be successful. Failure to develop a direct sales and marketing force or enter into appropriate arrangements with other companies to market and sell our products will reduce our ability to generate revenues. While we expect to benefit from AMI’s marketing and sales infrastructure, we may not be able to do so effectively or in the near-term given the difficulties associated with integration.

We may incur losses associated with foreign currency fluctuations.

Effective January 1, 2004, we commenced reporting our operating results and financial position in U.S. dollars in order to more accurately represent the currency of the economic environment in which we operate.

Our operations are in some instances conducted in currencies other than the U.S. dollar and fluctuations in the value of foreign currencies relative to the U.S. dollar could cause us to incur currency exchange losses. In addition to the U.S. dollar, we currently conduct some operations in Canadian dollars. Exchange rate fluctuations may reduce our future operating results. In the year ended December 31, 2005, we reported $1.1 million of foreign exchange gains due to foreign currency fluctuations compared to $2.1 million in 2004.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses. We purchase goods and services in both U.S. and Canadian dollars and earn a significant portion of our license and milestone revenues in U.S. dollars. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

Acquisition of companies or technologies may result in disruptions to our business.

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things, higher than anticipated acquisition costs and expenses, the difficulty and expense of integrating the operations and personnel of the companies and the loss of key employees and customers as a result of changes in management.

In addition, geographic distances may make integration of acquired businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

If significant acquisitions are made for cash consideration, we may be required to use a substantial portion of our available cash, cash equivalents and short-term investments. Future acquisitions by us may cause large one-time expenses or create goodwill or other intangible assets that could result in significant asset impairment charges in the future. If debt is used to finance acquisitions, the debt holders would have rights senior to holders of common shares to make claims on our assets and the terms of any debt could restrict our operations, including our future ability to pay dividends on common shares. Acquisition financing may not be available on acceptable terms, if at all.

We may not generate sufficient cash flow from any of our future permitted acquisitions to service our indebtedness.

In any acquisition, we expect to benefit from cost savings through, for example, the reduction of overhead or the acquisition of products and from revenue enhancements resulting from the acquisition. However, there can be no assurance that we will be able to generate sufficient cash flow from any future permitted acquisitions to service any indebtedness incurred to finance such acquisitions or realize any other anticipated benefits. Nor can there be any assurance that our profitability will be improved by any one or more acquisitions. Any acquisition may involve operating risks, such as:

•

the difficulty of assimilating and integrating the acquired operations and personnel into our current business;

•

the potential disruption of our ongoing business;

•

the diversion of management’s attention and other resources;

•

the possible inability of management to maintain uniform standards, controls, procedures and policies;

•

the risks of entering markets in which we have little or no experience;

•

the potential impairment of relationships with employees;

•

the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated; and

•

the possibility that the acquired business or products do not perform as expected.

If we fail to hire and retain key management, scientific and technical personnel, we may be unable to successfully implement our business plan.

We are highly dependent on our senior management and scientific and technical personnel. The competition for qualified personnel in the healthcare field is intense, and we rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. Our ability to manage growth effectively will require continued implementation and improvement of our management systems and the ability to recruit and train new employees. We may not be able to successfully attract and retain skilled and experienced personnel, which could harm our ability to develop our product candidates and generate revenues. In addition, the success of the acquisition of AMI is dependent on our ability to retain key employees at various levels of AMI and its subsidiaries not only through the integration period but beyond. If we are unable to retain key AMI employees or provide them with performance incentives through equity plans, employment agreements or otherwise, the business of the combined company may be harmed and the integration of our two companies may be delayed or we may incur unanticipated expenses.

Risks Relating to our Indebtedness

Our existing and future permitted debt could adversely affect our operations.

With the completion of the notes offering and the full draw down of the term loan portion of our new senior credit facility, we have outstanding $600 million of indebtedness. We also have access to $75 million under our new revolving credit facility. The $350 million in indebtedness drawn-down by us under our new senior credit facility contemporaneously with the closing of the acquisition of AMI and any indebtedness we may incur under the revolving credit facility is, and will be, senior in right of payment to the notes. In addition, pursuant to the terms of our new senior credit facility, we will have the option to increase the amount we are able to borrow under our new senior credit facility by up to $200 million, subject to the satisfaction of certain conditions contained in our new senior credit facility and receipt of additional lender commitments. If we incur indebtedness with respect to all or a portion of this $200 million, then any such amount would also be senior to the notes. On a pro forma basis, our subsidiaries that we do not expect will be guarantors would have accounted for approximately $62.0 million, or 16%, of our total revenues for the fiscal year ended December 31, 2005 and approximately $307.0 million, or 26%, of our total assets and approximately $8.0 million, or 1%, of our total liabilities as of December 31, 2005. The right to receive payments on the notes is junior to our new senior credit facility and possibly all of our future borrowings. Further, the guarantees of the notes are junior to all our guarantors’ existing senior indebtedness and possibly to all their future borrowings.

The amount and terms of our indebtedness and other financial obligations could have important consequences for our operations. For example, it:

•

could increase our vulnerability to general adverse economic and industry conditions;

•

could limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•

will require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for operations and any future business opportunities, including acquisitions permitted by our new credit facility and the notes;

•

will limit our planning flexibility for, or ability to react to, changes in our business and the industry; and

•

could place us at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

If we fail to make any required payment under our new senior credit facility or to comply with any of the financial and operating covenants or other provisions included in the new credit facility, we would be in default. Lenders under our new senior credit facility could then accelerate the maturity of the indebtedness under our new senior credit facility and foreclose upon the collateral securing our new senior credit facility, including substantially all of our assets and intellectual property, the assets of our subsidiaries, and the stock of our subsidiaries pledged to secure our new senior credit facility. If the indebtedness under our new senior credit facility is accelerated, other creditors, including the holders of the notes, may then have the right to accelerate other indebtedness we may incur in the future. If the lenders under our new senior credit facility accelerate the maturity of the indebtedness thereunder, we cannot assure you that we will have sufficient assets to satisfy our obligations under our new senior credit facility or our other indebtedness, including the notes.

Our indebtedness under our new senior credit facility bears interest at rates that fluctuate with changes in certain prevailing interest rates. If interest rates increase, we may be unable to meet our debt service obligations under our new senior credit facility and other indebtedness.

We and our subsidiaries are permitted to incur substantially more debt, which could further exacerbate the risks associated with our leverage.

The terms of the indenture governing the notes and our new senior credit facility expressly permit the incurrence of additional amounts of debt for specified purposes. For example, $75 million is available for borrowing under our revolving credit facility and all those borrowings would rank senior to the notes and the guarantees. In addition, subject to compliance with the terms of the indenture and our senior credit facility, and receipt of additional lender commitments, we may increase the size of the term loan portion of our new senior credit facility by $200 million. Moreover, the indenture governing the notes does not impose any limitation on our incurrence of liabilities that are not defined as “Indebtedness” under the indenture (such as trade payables). If new debt or other liabilities are added to our and our subsidiaries’ current levels of debt, the related risks that we and they now face could be exacerbated.

The right to receive payments on notes is junior to our new senior credit facility and possibly all of our future borrowings. Further, the guarantees of the notes are junior to all our guarantors’ existing senior indebtedness and possibly to all their future borrowings.

The notes and the guarantees will be subordinated in right of payment to our new senior credit facility and future borrowings (other than trade payables), except any indebtedness that expressly provides that it ranks equal with, or is subordinated in right of payment to, the notes and the guarantees. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, the holders of our senior indebtedness and that of our guarantors will be entitled to be paid in full and in cash before any payment may be made with respect to the notes or the guarantees.

In addition, the notes and the guarantees will also be effectively subordinated to any debt that is secured to the extent of the value of the property securing such debt, including indebtedness outstanding under our new senior credit facility.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our guarantors, holders of the notes will participate with trade creditors and all other holders of our and the guarantors’ senior subordinated indebtedness in assets remaining after we and the guarantors have paid all of our senior debt. However, because the indenture governing the notes requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of our senior debt.

As of December 31, 2005, on a pro forma basis, the notes and the guarantees would have been subordinated to $350 million of senior debt, and $75 million would have been available for borrowing as additional senior debt under our revolving credit facility. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture. This additional future indebtedness could include up to $200 million in additional borrowings under the term loan portion of our new senior credit facility, subject to compliance with the terms of the indenture and our new senior credit facility and receipt of additional lender commitments.

The holders may not be able to enforce the guarantees of the notes due to the subordination and restrictions on enforcement of that guarantee.

The guarantees by certain of our subsidiaries constitute senior subordinated indebtedness of such subsidiaries and are subordinated in right of payment to all existing and future senior indebtedness of such subsidiaries, including indebtedness under our new senior credit facility. The holders will not be able to collect under these guarantees until the claims of the lenders under our new senior credit facility and any other existing or future senior indebtedness have been satisfied in full. The guarantors may not have sufficient funds remaining to pay all amounts owing under its senior subordinated guarantee after satisfying these more senior claims.

If a payment default occurs under our new senior credit facility, the guarantees will not become due and the guarantors will not be permitted to make any payments on the notes until the payment default has been cured or waived.

Lenders under our new senior credit facility will be entitled to receive payment in full of all obligations due in respect of our new senior credit facility before the holders of notes will be entitled to receive any payment with respect to the notes in the event of any distribution to our creditors:

(1)

in a liquidation or dissolution of Angiotech;

(2)

in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Angiotech or its property;

(3)

in an assignment for the benefit of creditors; or

(4)

in any marshaling of our assets and liabilities.

We also may not make any payment in respect of the notes if:

(1)

a payment default with respect to our new senior credit facility occurs and is continuing beyond an applicable grace period; or

(2)

any other default occurs and is continuing with respect to our new senior credit facility that permits (i) the lenders under our new senior credit facility to accelerate the maturity and (ii) the trustee for the notes receives a notice of such default from us or the lenders under our new senior credit facility.

Payments on the notes may and will be resumed:

(1)

in the case of a payment default under our new senior credit facility, upon the date on which such default is cured or waived; and

(2)

in the case of any default other than a payment default under our new senior credit facility, upon the earlier of the date on which such default is cured or waived or 179 days after the date on which the notice by the trustee referred to above is received.

This standstill period benefits the lenders under our new senior credit facility. This period may disadvantage the holders of the notes in the event that we are in financial difficulties since it would be advantageous to holders to be able to enforce the guarantees immediately. Before the guarantees become due, neither holders of the notes nor the trustee under the indenture may initiate suit, seek other judicial relief, foreclose or otherwise exercise dominion over assets or properties or initiate insolvency proceedings against us.

If our cash flows prove inadequate to service our debt and provide for our other obligations, we may be required to refinance all or a portion of our existing debt or future debt at terms unfavorable to us.

Our ability to make payments on and refinance our debt, including the notes, and other financial obligations, and to fund our capital expenditures and acquisitions will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions, factors related to the integration of AMI into our business, and to financial, business and other factors beyond our control. In addition, our $350 million in aggregate principal amount of indebtedness under the term loan portion of our new senior credit facility has an earlier maturity date than that of the notes, and we will be required to repay or refinance the amount due under our new senior credit facility prior to when the notes come due. If our cash flows were to prove inadequate to meet our debt service and other obligations in the future, we may be required to refinance all or a portion of our existing or future debt, including the notes, on or before maturity, to sell assets or to obtain additional financing. We cannot assure you that we will be able to refinance any of our indebtedness, including our new senior credit facility and the notes, sell any such assets or obtain additional financing on commercially reasonable terms or at all. If we default under our new senior credit facility and the notes because we cannot refinance our debt or for any other reason, the lenders under our new senior credit facility will be able to foreclose on the collateral securing our new senior credit facility before holders of the notes will be entitled to any payment following such default.

The right to receive payments on the notes could be adversely affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidate, or reorganize.

Some of our subsidiaries (including some of our foreign subsidiaries) will not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

On a pro forma basis, our subsidiaries that we do not expect will be guarantors would have accounted for approximately $62.0 million, or 16%, of our total revenues for the fiscal year ended December 31, 2005 and approximately $307.0 million, or 26%, of our total assets and approximately $8.0 million, or 1%, of our total liabilities as of December 31, 2005.

The indenture governing the notes contains covenants that may limit our ability to take advantage of certain business opportunities advantageous to us that may arise.

The indenture governing the notes contain certain covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

•

incur, assume or guarantee additional indebtedness or issue preferred stock;

•

pay dividends or make other equity distributions to our stockholders;

•

purchase or redeem our capital stock;

•

make certain investments;

•

create liens;

•

sell or otherwise dispose of assets;

•

engage in transactions with our affiliates; and

•

merge or consolidate with another entity or transfer all or substantially all of our assets.

These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our business, industry or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

Although the indenture for the notes contains a fixed charge coverage test that limits our ability to incur indebtedness, this limitation is subject to a number of significant exceptions and qualifications. Moreover, the indenture does not impose any limitation on our incurrence of liabilities that are not considered “Indebtedness” under the indenture (such as operating leases), nor does it impose any limitation on the amount of liabilities incurred by subsidiaries, if any, that might be designated as “Unrestricted Subsidiaries”. Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our leverage. Also, although the indenture limits our ability to make restricted payments, these restrictions are subject to significant exceptions and qualifications.

We must offer to repurchase the notes upon a change of control, which could also result in an event of default under our new senior credit facility.

The indenture governing the notes requires that, upon the occurrence of a “change of control,” as defined in the indenture, we must make an offer to repurchase the notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

Certain events involving a change of control will result in an event of default under our new senior credit facility and may result in an event of default under other indebtedness that we may incur in the future. An event of default under our new senior credit facility or other indebtedness could result in an acceleration of such indebtedness and the foreclosure by the lenders on the collateral securing our new senior credit facility. We cannot assure you that we would have sufficient resources to repurchase any of the notes, or that we would be able to obtain the consent of the lenders under our new senior credit facility to repurchase any notes, or pay our obligations if the indebtedness under our new senior credit facility or other indebtedness were accelerated upon the occurrence of a change of control. The acceleration of indebtedness and our inability to repurchase all the tendered notes would constitute events of default under the indenture governing the notes. No assurance can be given that the terms of any future indebtedness will not contain cross default provisions based upon a change of control or other defaults under such debt instruments.

U.S. federal and state statutes may restrict the enforceability of the guarantees to note holders. These statutes allow creditors, under specific circumstances, to void guarantees, restrict a subsidiary’s ability to make payments thereon or the ability of a subsidiary to pay dividends or require noteholders to return payments received from guarantors.

Under U.S. federal bankruptcy law and provisions of state fraudulent transfer and corporate laws, there may be limitations on the enforceability of a guarantee. A guarantee may be characterized as a fraudulent transfer if the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•

received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•

was insolvent or rendered insolvent by reason of such incurrence; or

•

was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•

intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature; or

•

intended to hinder, delay or defraud creditors.

In addition, any payment by such a guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. Further, if a guarantor makes a payment under the guarantee within 90 days of a bankruptcy filing related to the guarantor, and such payment is made while the guarantor is insolvent, such payment may be required to be returned to the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•

the sum of its debts, including contingent liabilities, was greater than the then fair saleable value of all of its assets; or

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•

it could not pay its debts as they become due.

There is no public trading market for the notes and the notes are subject to restrictions on transfer.

The notes are a new issue of securities for which there is currently no established trading market. We do not intend to have the notes or the exchange notes listed on a national securities exchange, although we expect that the notes will be eligible for trading in the PORTAL Market. In addition, although the initial purchasers of the notes have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue market-making activities at any time without notice. Furthermore, such market-making activity will be subject to limits imposed by the United States Securities Act of 1933, as amended (the “Securities Act”) and the United States Securities Act of 1934, as amended (the “Exchange Act”).

While an application to have the notes accepted for trading in the PORTAL Market will be made, there can be no assurance that an active trading market for the notes will develop on the PORTAL Market or elsewhere. If an active market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected. We cannot assure the holders as to the liquidity of the market for the notes or the prices at which the holders may be able to sell the notes.

In addition, the notes have not been registered under the Securities Act and will be subject to transfer restrictions in order to ensure compliance with U.S. federal and state securities laws. Under a registration rights agreement for the notes, we are obligated to use our commercially reasonable efforts to cause a registration statement covering the notes to be filed within 180 days after the consummation of the offering of the notes. Until that registration statement is declared effective, the holders may only offer to sell or sell the notes under an exemption from the registration requirements of the Securities Act and applicable U.S. state securities laws. If such registration statement is not declared effective or ceases to be effective, the holders’ ability to transfer the notes will be restricted.

Risks Relating to Our Shares

Our stock price has been volatile, is likely to continue to be volatile and could decline substantially.

Our common shares have been, and are likely to continue to be, highly volatile. For example, in the 12 months ending December 31, 2005, shares of our common stock traded on the NASDAQ National Market and the Toronto Stock Exchange have closed at a high of US$19.05 and CDN$19.80, respectively, and at a low of US$12.64 and CDN$15.01, respectively. Our share price could fluctuate significantly in the future for the following reasons:

•

future announcements concerning us or our competitors;

•

quarterly variations in operating results;

•

the introduction of new products or changes in product pricing policies by us or our competitors;

•

an acquisition or loss of significant customers, distributors and suppliers;

•

changes in earnings estimates by analysts;

•

changes in third-party reimbursement practices;

•

regulatory developments;

•

intellectual property developments;

•

reports of results of clinical trials;

•

the commencement of material litigation against us or our collaborators; or

•

fluctuations in the economy or general market conditions.

In addition, stock markets in general, and the market for shares of biopharmaceutical and life science companies in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance of the affected companies. These broad market fluctuations may cause the market price for our common shares to decline. The market price of our common shares could decline below its current price and may fluctuate significantly in the future. These fluctuations may or may not be related to our performance or prospects.

In the past, market investors have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If one of our shareholders files a securities class action suit, we could incur substantial legal fees and our management’s attention and resources could be diverted from operating our business in order to respond to the litigation.

U.S. investors may not be able to obtain enforcement of civil liabilities against us.

We were formed under the laws of British Columbia, Canada. Substantially all of our assets are located outside the United States. In addition, a majority of the members of our board of directors and our officers are residents of countries other than the United States. As a result, it may be impossible for U.S. investors to affect service of process within the United States upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under U.S. federal securities laws. In addition, a Canadian court may not permit U.S. investors to bring an original action in Canada or to enforce in Canada a judgment of a court in the United States.

Laws and provisions in our notice of articles and articles and shareholder rights plan could delay or deter a change in control.

Our notice of articles and articles allow for the issuance of preference shares. The board of directors may set the rights and preferences of any series of preference shares in its sole discretion without the approval of the holders of our common shares. The rights and preferences of the preference shares may be superior to those of the common shares. Accordingly, the issuance of preference shares also could have the effect of delaying or preventing a change of control of our company. In addition, under the Business Corporations Act (British Columbia), some business combinations, including a merger or reorganization or the sale, lease or other disposition of all or a substantial part of our assets, must be approved by at least three-quarters of the votes cast by our shareholders in aggregate or, in some cases, approved by at least three-quarters of the votes cast by holders of each class of shares.  In some cases, a business combination must be approved by a court. Shareholders may also have a right to dissent from the transaction, in which case, we would be required to pay dissenting shareholders the fair value of their common shares provided they have followed the required procedures. There are at present no preference shares outstanding.

In addition, our shareholders adopted a shareholder rights plan which provides for substantial dilution to an acquiror unless either the acquiror makes a bid to all shareholders, which is held open for at least 60 days and is accepted by shareholders holding at least 50% of the outstanding common shares, or the bid is otherwise approved by our board of directors.  This shareholder rights plan was amended and restated on June 9, 2005, and has a term of 9 years, subject to reconfirmation by the stockholders at the annual general meeting in 2008.

Furthermore, all of our executive officers have contractual rights under employment agreements to have their stock options vest immediately and obtain 12 to 24 months’ severance pay in the event of a change of control of our company.

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in our company. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount which, for a World Trade Organization member, is $250 million in 2005. A reviewable acquisition may not proceed unless the relevant minister is satisfied or is deemed to be satisfied that there is likely to be a net benefit to Canada from the transaction.

Each of these matters could delay or deter a change in control that would be attractive to, and provide liquidity for, shareholders, and could limit the price that investors are willing to pay in the future for our common shares.

DIVIDEND POLICY

We have never declared or paid any cash or share dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash or share dividends in the foreseeable future.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information for each of our three most recently completed financial years. This data should be read in conjunction with our audited consolidated financial statements, including the notes to the financial statements, and the risk factors set out in this annual information form. We changed our year end to December 31 effective December 31, 2003. Our transition year was the 15-month period ended December 31, 2003.

Effective January 1, 2004, we changed our functional currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which we operate.  In addition, we elected to report our consolidated financial statements in accordance with U.S. GAAP and changed our reporting currency to the U.S. dollar from the Canadian dollar.  The consolidated financial statements for the comparative period ended on December 31, 2003 which was based on a Canadian functional currency, have been translated into the U.S. reporting currency using the current rate method. US GAAP principles conform in all material respects with Canadian generally accepted accounting principles, or Canadian GAAP, except as disclosed in note 21 of the consolidated financial statements for the year ended December 31, 2005 (“Fiscal 2005”).

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,	Year ended December 31,	Fifteen months ended December 31,
	2005	2004	2003
(in thousands of U.S.$)	$	$	$
REVENUE
Royalty revenue	189,203	100,638	4,297
Product sales	5,334	8,281	7,859
License fees	5,111	17,312	8,069
	199,648	126,231	20,225
EXPENSES
License and royalty fees	28,345	18,072	1,850
Cost of goods sold – product sales	5,653	5,632	4,660
Research and development	31,988	26,659	15,126
Selling, general and administration	37,837	21,180	18,519
Depreciation and amortization	9,540	9,235	8,751
In-process research and development	54,957	6,375	6,639
	168,320	87,153	55,545
Operating income (loss)	31,328	39,078	(35,320)
Other income (expenses):
Foreign exchange gain (loss)	1,092	2,050	(20,208)
Investment and other income	10,006	5,668	2,590
Write-down of investment	(5,967)	-	-
Total other income (expenses)	5,131	7,718	(17,618)
Income (loss) from continuing operations before income taxes	36,459	46,796	(52,938)
Income tax expense (recovery)	28,055	(6,183)	-
Net income (loss) from continuing operations	8,404	52,979	(52,938)
Discontinued operations:
Income (loss) from discontinued operations, net of income taxes	(9,591)	(527)	52
Net income (loss)	(1,187)	52,452	(52,886)

Basic net income (loss) per common share:
Continuing operations	0.10	0.63	(0.75)
Discontinued operations	(0.11)	-	-
Total	(0.01)	0.63	(0.75)
Diluted net income (loss) per common share:
Continuing operations	0.10	0.62	(0.75)
Discontinued operations	(0.11)	(0.01)	-
Total	(0.01)	0.61	(0.75)

Basic weighted average number of common shares outstanding (in thousands)	84,121	83,678	70,580
Diluted weighted average number of common shares outstanding (in thousands)	85,724	85,697	70,580

BALANCE SHEET INFORMATION

As at	December 31,	December 31,	December 31,
(in thousands of U.S.$)	2005	2004	2003
Cash, cash equivalents and short-term investments	195,442	271,484	296,794
Working capital	181,317	268,300	296,087
Total assets	494,694	479,077	395,722
Deficit	(45,607)	(44,420)	(96,872)
Total shareholders’ equity	462,680	441,826	377,371

QUARTERLY RESULTS

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters:

(in thousands of U.S.$, except per share data)	Three months ended December 31, 2005 (Q4)	Three months ended September 30, 2005 (Q3)	Three months ended June 30, 2005 (Q2)	Three months ended March 31, 2005 (Q1)
Total revenues	$43,846	$47,891	$52,231	$55,680
Operating income (loss)	(41,050)	20,815	22,132	29,431
Net income (loss) for the period from continuing operations	(42,720)	16,325	15,565	19,234
Net income (loss) for the period	(51,260)	15,925	15,320	18,828

Basic income (loss) per share:
Continuing operations	(0.51)	0.19	0.19	0.23
Discontinued operations	(0.10)	-	-	-
Total	$(0.61)	$0.19	$0.19	$0.23
Diluted income (loss) per share:
Continuing operations	(0.51)	0.19	0.18	0.23
Discontinued operations	(0.10)	-	-	-
Total	$(0.61)	$0.19	$0.18	$0.23

(in thousands of U.S.$, except per share data)	Three months ended December 31, 2004 (Q4)	Three months ended September 30, 2004 (Q3)	Three months ended June 30, 2004 (Q2)	Three months ended March 31, 2004 (Q1)
Total revenues	$59,358	$43,007	$12,772	$11,094
Operating income (loss)	32,228	22,387	(9,384)	(6,153)
Net income (loss) for the period from continuing operations	41,933	26,768	(9,414)	(6,308)
Net income (loss) for the period	41,481	26,619	(9,450)	(6,198)
Basic income (loss) per share(1):
Continuing operations	0.50	0.32	(0.11)	(0.07)
Discontinued operations	(0.01)	-	-	-
Total	$0.49	$0.32	$(0.11)	$(0.07)
Diluted income (loss) per share(1):
Continuing operations	0.49	0.31	(0.11)	(0.07)
Discontinued operations	(0.01)	-	-	-
Total	$0.48	$0.31	$(0.11)	$(0.07)

Note:  (1)  Basic and diluted loss per share takes into account a two-for-one stock split which occurred in February 2004.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, residence, office and principal occupation for the past five years of each of our directors and executive officers as of December 31, 2005.  Each director is elected by the shareholders at the annual general meeting and holds office until our first annual general meeting following the director’s election or appointment.  Each executive officer holds office at the pleasure of the Board of Directors.

Name and Residence	Position with the Company	Principal Occupations Within the Past Five Years
Directors:
David Howard (1)(2)(3) B.C., Canada	Director

Sept/02 to present – Chairperson, Angiotech;

Mar/00 to present – Director, Angiotech;

Aug/03 to present – Chairperson, SCOLR, Inc.;

May/00 to Aug/03 – President & CEO, SCOLR, Inc.;

July/97 to May/00 – President & COO, Novopharm International;

July/97 to May/00 – President, Novopharm USA

Ned Brown(2)(3) California, U.S.A.	Director

Jun/04 to present – Director, Angiotech;

Jun/04 to present  – Managing Director and Co-founder of Healthcare Acquisition Investment Partners (Equity buyout fund focused on healthcare);

2000 to 2004 – Managing Director, Health Care Investment Banking, Credit Suisse First Boston;

Glen Nelson(3) Minnesota, U.S.A.	Director

Jun/04 to present – Director, Angiotech;

2002 to present – Chairman, GDN Holdings, LLC (Aviation, health services and medical devices);

1988 to 2002 – Vice Chairman, Medtronic Inc.;

1980 to 2002 – Director, Medtronic, Inc.

Greg Peet (2) B.C., Canada	Director

Oct/05 to present – Director, Angiotech;

Jul/04 to present – Independent Company Director;

Jul/02 to Jul/04 – Vice President and General Manager of McKesson Medical Imaging Group (medical imaging management);

Sep/92 to Jul/02 – President, Chief Executive Officer and Chairman, A.L.I. Technologies Inc. (medical image management)

Hartley T. Richardson (1) Manitoba, Canada	Director

July/02 to present – Director, Angiotech;

1998 to present – President & CEO, James Richardson & Sons, Limited (investment and holding company whose subsidiaries carry on business in grain, oil & gas, financial services and real estate industries)

Arthur Willms(1)(2) B.C., Canada	Director	Jun/04 to present – Director, Angiotech; 1983 to present – Director, Westcoast Energy Inc.;

Executive Officers:

William L. Hunter, MD B.C., Canada	President, Chief Executive Officer, and Director	Sept/02 to present – President & CEO, Angiotech; Aug/98 to Sept/02 – Chairman & CEO, Angiotech; Nov/92 to present – Director, Angiotech

David M. Hall B.C., Canada	Chief Compliance Officer

Dec/05 to present – Chief Compliance Officer, Angiotech;

Mar/02 to Dec/05 – Chief Financial Officer, Corporate Secretary & Treasurer, Angiotech;

Jan/99 to Mar/02 – Senior Vice President, Finance, Corporate Secretary & Treasurer, Angiotech

K. Thomas Bailey Washington, U.S.A.	Chief Financial Officer

Dec/05 to present – Chief Financial Officer, Angiotech;

Jan/04 to Dec/05 – Vice President, Business Development, Angiotech;

Jan/03 to Jan/04 – Independent Consultant

Aug 97 to Dec/02 – Investment Banker, Credit Suisse First Boston and Donaldson, Lufkin & Jenrette

David D. McMasters, ESQ Washington, U.S.A.	Senior Vice President, Legal and General Counsel	Jan/04 to present –Senior Vice President, Legal and General Counsel, Angiotech; Dec/00 to Jan/04 – Vice President Intellectual Property & General Counsel, Angiotech

Gary Ingenito, MD, PhD B.C., Canada	Chief Clinical and Regulatory Affairs Officer

Dec/05 to present – Chief Clinical and Regulatory Affairs Officer, Senior Vice President, Product Development

Feb/05 to Dec/05 – Senior Vice President, Clinical and Regulatory Affairs, Angiotech;

Oct/03 to Jan/05 – Senior Vice President, SFBC International;

1995 to 2003 – Chief Operating Officer, Otsuka Maryland Research Institute

Rui Avelar, MD, CCFP, DIP SPORT MED B.C., Canada	Chief Medical Officer

Dec/05 to present – Chief Medical Officer, Angiotech

Jan/04 to Dec/05 – Senior Vice President, Medical Affairs and Communications, Angiotech;

Jan/03 to Jan/04 – Vice President, Medical Affairs and Communications, Angiotech;

Dec/01 to Jan/03 – Vice President, Investor Relations, Angiotech;

Sept/00 to Dec/01 – Biotechnology Analyst, Haywood Securities

Notes:

(1)

Member of the Audit Committee

(2)

Member of the Compensation Committee.  Mr. Peet was appointed in March 2006.

(3)

Member of the Nominating and Governance Committee.

Directors and executive officers of our company beneficially owned, directly or indirectly, 1,128,872 common shares representing 1.34% of the outstanding common shares as at December 31, 2005.

For each of the past ten years, none of our directors or executive officers has been a director or officer of another issuer which, while that person was acting in that capacity or within one year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, manager or trustee appointed to hold its assets other than with respect to Glen Nelson, who was an outside director of a small, private manufacturing company in Minnesota until his resignation in December 2003.  In August 2004, that company filed for U.S. bankruptcy court protection.  No penalties, damages or sanctions have been applied to Dr. Nelson with respect to that company.

CORPORATE GOVERNANCE

Good governance is an important factor in the effective operation of the Company. Shareholders expect, and are entitled to, a Board that capably represents their interests in overseeing management.  The Company’s Board of Directors currently consists of six independent members and one executive member. The role of chair is assumed by an independent director and is separate from the role of chief executive officer. Independent directors also chair the three committees of the Board.  Each Director brings unique experiences and skills in providing oversight and governance.  All committees consist of independent directors.

The Company’s Board is strongly committed to the corporate governance requirements of the Canadian and United States securities commissions and stock exchanges, including the United States Sarbanes-Oxley Act of 2002 and Canada’s National Instrument 58-101.  The Company considers these sources in reviewing and revising, where necessary, its corporate governance practices.

The Company believes that it meets or exceeds all applicable corporate governance requirements and will continue to be proactive in complying with new or evolving corporate governance standards. In 2005, the Company created the senior position of Chief Compliance Officer. The Chief Compliance Officer will oversee the Company’s efforts to ensure that it continues to meet or exceed all regulatory and corporate governance requirements.

The Board has overall responsibility for conduct of the business and affairs of the Company and discharges this responsibility both directly and through delegating certain authority to committees of the Board and to senior management of the Company.

The Audit Committee assists the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community and others with respect to the Company’s financial statements, financial reporting process, systems of internal accounting and disclosure controls, performance of the external auditors and risk assessment and management. The Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Committee has the authority to independently retain special legal, accounting, or other consultants to advise it.

The Company's independent auditor is accountable to the Board of Directors and to the Audit Committee.  The Board of Directors, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditors, and through the shareholders, to appoint, replace and compensate the independent auditors. The Audit Committee pre-approves all services provided by the Company’s independent auditor.

In 2002 we adopted codes of ethics for our Chief Executive Officer, Chief Financial Officer, directors and officers. These codes are available on our website at www.angiotech.com. During 2004 we also adopted codes of ethics for our employees.

More details on our corporate governance can be found at www.angiotech.com.

Audit Committee

The Charter of the Audit Committee is attached as “Schedule A” to this Annual Information Form and can also be found on our website at www.angiotech.com under the Corporate Governance section.

Our Audit Committee is comprised of the following independent and financially literate Directors:

Arthur Willms, Chairperson

David T. Howard

Hartley T. Richardson

Our board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Arthur Willms has been determined by the board to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission (“SEC”) and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Willms as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee.

Relevant Education and Experience of Audit Committee Members

In addition to each member’s general business experience, the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member is described below:

Arthur Willms (Chair) is a retired President and Chief Operating Officer of Westcoast Energy Inc. where he held senior executive positions for 24 years.  Mr. Willms has been a lecturer in Economics at the University of Calgary and holds a Bachelor of Science Degree in Mathematics and a Masters Degree in Economics from the University of Calgary.  Mr. Willms is also a director of Westcoast Energy Inc., Pacific Northern Gas, Union Gas, Columbia Power Corp. and BC Lotteries Corp.

David T. Howard is Chairman of our Board of Directors as well as Chairman of the Board of SCOLR, Inc., a biopharmaceutical company located in Redmond, WA. Mr. Howard is a Director at Delex Therapeutics, Inc. in Mississauga, Ontario. Prior to this, he has served as President & Chief Operating Officer of Novopharm International of Toronto, Ontario and President of Novopharm USA, Inc. Mr. Howard’s industry experience includes operational and strategic positions with Boehringer Mannheim Canada, where he was Vice President Pharmaceuticals, and Rhône-Poulenc Pharma in Montreal and Paris.

Hartley Richardson is the president of James Richardson & Sons, Limited, a private company founded in 1857 and headquartered in Winnipeg, Canada. James Richardson & Sons Ltd. is a diversified company that through its subsidiary James Richardson International, manages the largest privately owned network of grain facilities in Canada. Mr. Richardson also serves as a Director of MacDonald Dettwiler and Associates, Canadian Council of Chief Executives, Railpower Technologies, and the Business Council of Manitoba. Mr. Richardson’s other affiliations include The Carlyle Group Canadian Advisory Board, The Trilateral Commission, and the World Economic Forum Global Leaders of Tomorrow.

Pre-approval Policies and Procedures

It is within the mandate of the Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit tax related services, including tax compliance; the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax).  The Audit Committee will be informed routinely as to the non-audit services actually provided by the independent auditor pursuant to this pre-approval process. The independent auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee has adopted a policy that prohibits the Company from engaging auditors for “prohibited” categories of non-audit services and requires pre-approval by the Audit Committee, or its Chair, of audit services and other services within permissible categories of non-audit services.

Principal Accountant Fees and Service

The aggregate fees for professional services rendered by the independent auditors, Ernst & Young LLP, for Angiotech and its subsidiaries for the years ending December 31, 2005 and December 31, 2004 totalled $881,497 and $1,628,949, respectively, as detailed in the following table. All amounts are in U.S. dollars and have been converted from Canadian dollars using an average foreign exchange rate for the period indicated:

(in U.S. dollars)	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit Fees	$689,724	$846,180
Audit Related Fees	$53,349	$65,725
Tax Fees	$138,424	$717,044
All Other Fees	$0	$0
TOTAL	$881,497	$1,628,949

The nature of the services provided by Ernst & Young LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by Ernst & Young LLP for the audit of the Registrant’s annual financial statements (including SOX section 404 internal control over financial reporting requirements), quarterly reviews of interim financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above.  These current period services consisted of statutory audit of foreign subsidiaries and review of the accounting treatment of license agreements. The prior year’s services consisted of due diligence services for business acquisitions and review of the accounting treatment of license agreements.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax).

All Other Fees

In 2005 and 2004 no fees for services were incurred other than those described above under “Audit Fees,” “Audit Related Fees” and “Tax Fees”.

Sarbanes-Oxley Act Section 404

We were compliant with the SOX section 404 internal control over financial reporting requirements as of December 31, 2005 and expended approximately $1.1 million on this project in 2004 which was the first year of implementation.  We voluntarily elected to undertake this project in advance of the U.S. regulatory requirement for foreign private issuers and Canadian regulatory requirements.

Governance and Nominating Committee

The Charter of the Governance and Nominating Committee is attached as Schedule “B” to this Annual Information Form and can also be found on our website at www.angiotech.com under the Corporate Governance section.

The Governance and Nominating Committee enhances corporate performance by assessing and making recommendations regarding board effectiveness and by establishing a process for identifying, recruiting, appointing and re-appointing directors.  The Committee reviews and monitors our corporate governance policies and procedures and, where necessary, makes recommendations on improvements to senior management.

Compensation Committee

The Compensation Committee plans for the continuity of executive officers and other key employees.  The Committee also is responsible for our overall executive compensation plan to ensure it is competitive and motivating in order to attract, retain and inspire excellence in the performance of executive officers and other key employees, while taking into account the cost of executive compensation and interest of shareholders.

DESCRIPTION OF CAPITAL STRUCTURE

Shares

Our authorized share capital consists of 250,000,000 shares, divided into 200,000,000 common shares without par value, of which, as of March 27, 2006, 84,651,202 are issued and outstanding, and 50,000,000 Class I preference shares without par value, issuable in series, of which none is issued and outstanding.  Our Board of Directors is authorized to determine the rights and restrictions to be attached to each series of the Class I Preference shares upon issuance.  Certain conditions attached to financing indebtedness and the issuance of notes limit our ability to issue preference shares.

Holders of common shares are entitled to receive notice of any meeting of shareholders and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each common share entitles its holder to one vote. Subject to the rights of the holders of Class I Preference shares, the holders of common shares are entitled to receive on a proportionate basis such dividends as our Board of Directors may declare out of funds legally available for such dividends. In the event of the dissolution, liquidation, winding up or other distribution of our assets, the holders of the common shares are entitled to receive on a proportionate basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders Class I Preference shares.

The common shares carry no pre-emptive or conversion rights other than rights granted to holders of common shares under the Shareholders Rights Plan implemented effective February 10, 1999 and ratified by the shareholders on March 16, 1999, re-adopted by our shareholders on March 5, 2002, and again on June 9, 2005. The Shareholder Rights Plan is designed to encourage the fair treatment of our shareholders in connection with any take-over offer for our outstanding common shares. The Shareholder Rights Plan provides our Board of Directors and shareholders with 60 days, which is longer than provided by applicable laws, to fully consider any unsolicited take-over bid without undue pressure, to allow our Board of Directors, if appropriate, to consider other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. If a bid is made to all shareholders, which is held open for at least 60 days and is accepted by shareholders holding more than 50% of the outstanding common shares, or is otherwise permitted by our Board of Directors, then the Shareholder Rights Plan will not affect the rights of shareholders. Otherwise, all shareholders, except the parties making a take-over bid, will be able to acquire a number of additional common shares equal to 100% of their existing outstanding holdings at half the market price. Thus, any party making a take-over bid not permitted by the Shareholder Rights Plan could suffer significant dilution. The Plan has a term of 9 years, subject to reconfirmation by the shareholders at the annual general meeting in 2008.

Notes

On March 23, 2006 we issued $250 million aggregate principal amount of 7.75% senior subordinated notes due 2014 in an offering exempt from the registration requirements of the U.S. Securities Act. The proceeds of this issuance were used, in conjunction with the $350 million term loan credit facility and cash on hand, to fund the acquisition of AMI.

The following is a summary of the material provisions of the indenture dated March 23, 2006 among Angiotech Pharmaceuticals, Inc., certain of our subsidiaries and Wells Fargo Bank N.A. governing the terms of the notes. However, the summary does not restate the terms of the indenture or the registration rights agreement related to the notes (also summarized below).  For more information, please refer to the indenture and registration rights agreement, copies of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The notes are:

•

general unsecured obligations of Angiotech;

•

subordinated in right of payment to all existing and future senior debt of Angiotech (this includes the debt described under “Indebtedness” below);

•

pari passu in right of payment with any future senior subordinated indebtedness of Angiotech; and

•

unconditionally guaranteed by certain subsidiaries of Angiotech.

In addition to the existing guarantees of the notes, the notes will also be guaranteed by each future subsidiary of ours that guarantees any of our other indebtedness.  Each existing guarantee of the notes:

•

is a general unsecured obligation of the applicable guarantor;

•

is subordinated in right of payment to all existing and future senior debt of that guarantor; and

•

ranks pari passu in right of payment with any future senior subordinated indebtedness of that guarantor.

We may issue additional notes under the indenture from time to time. Any issuance of additional notes is subject to all of the covenants in the indenture. The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The notes will mature on April 1, 2014.

Interest on the notes will accrue at the rate of 7.75% per annum and will be payable semi-annually in arrears on April 1 and October 1 commencing on October 1, 2006. We will make each interest payment to the holders of record on the immediately preceding March 15 and September 15.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. We will not be required to transfer or exchange any note selected for redemption. Also, we will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed. The notes have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act) except to (a) qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A, (b) persons in offshore transactions in reliance on Regulation S and (c) with respect to offers or sales in the secondary market, to an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act).

The payment of principal and interest on the notes will be subordinated to the prior payment in full of all of our senior debt, including our obligations under the Credit Agreement and other permitted debt incurred after the date of the indenture that is senior in right of repayment to the notes.

At any time prior to April 1, 2009, we may redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 107.75% of the principal amount, plus accrued and unpaid interest and Additional Interest (as defined in the indenture), if any, to the redemption date, with the net cash proceeds of one or more public offering by us of our equity securities or debt securities convertible into our equity securities; provided that:

(1)

at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by us and our subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)

the redemption occurs within 45 days of the date of the closing of such public offering of our equity securities or convertible debt securities.

Except pursuant to the preceding paragraph and pursuant to “—Make Whole Redemption” below, the notes will not be redeemable at our option prior to April 1, 2009.

On or after April 1, 2009, we may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2009	105.813%
2010	103.875%
2011	101.938%
2012 and thereafter	100.000%

Unless we default in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

We may also choose to redeem the notes at any time prior to April 1, 2009, in whole or in part, on not less than 30 nor more than 60 days’ notice, by paying a redemption price equal to the sum of:

(1)

100% of the principal amount of the notes to be redeemed, plus

(2)

the Applicable Premium,

plus accrued interest thereon, if any to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, at any time, the greater of:

(1)

1.0% of the principal amount of a note at such time or

(2)

the excess of (x) the present value at such time of (i) the redemption price of such note at April 1, 2009 (such redemption price being described in the table appearing in the first paragraph under the heading “Optional Redemption,” exclusive of any accrued interest) plus (ii) any required interest payments due on such note through April 1, 2009 (including any accrued and unpaid interest) computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (y) the principal amount of such note.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury Securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days (but not more than five business days) prior to the redemption date (or, if such Statistical Release is not so published or available, any publicly available source of similar market data selected by Angiotech in good faith)) most nearly equal to the period from the redemption date to April 1, 2009; provided, however, that if the period from the redemption date to April 1, 2009 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to April 1, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

We may, at our option, at any time redeem in whole but not in part the notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) if it has become obligated to pay any Additional Amounts (as defined in the next paragraph) in respect of the notes as a result of:

(1)

any change in or amendment to the laws (or regulations promulgated thereunder) of any taxing jurisdiction (as defined in the indenture), or

(2)

any change in or amendment to any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or is effective on or after March 23, 2006, the date of original issuance of the notes.

All amounts paid or credited by us under or with respect to the notes, or by any guarantor pursuant to its note guarantee, will be made free and clear of and without withholding or deduction for or on account of any taxes imposed or levied by or on behalf of a taxing jurisdiction (as defined in the indenture), unless we are, or any guarantor is, required by law to withhold or deduct taxes from any payment made under or with respect to the notes or by the interpretation or administration thereof. If, after the date on which notes are first issued and authenticated under the indenture, we are, or any guarantor is, so required to withhold or deduct any amount for or on account of taxes from any payment made under or with respect to the notes, we or such guarantor will pay to each holder of notes that are outstanding on the date of the required payment, such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by such holder (including the Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received if such taxes had not been withheld or deducted; provided that no additional amounts will be payable with respect to a payment made to certain holders of the notes in the circumstances set out in the indenture.

We are not required to make mandatory redemption or sinking fund payments with respect to the notes.  However, if we experience a change of control, as that term is defined in the indenture, we will be required to make an offer to repurchase the notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

The indenture that governs the terms of the notes contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of our subsidiaries, to:

•

sell assets;

•

incur additional indebtedness;

•

prepay other indebtedness (including the notes);

•

pay dividends and distributions or repurchase Angiotech’s capital stock;

•

create liens on assets;

•

make investments;

•

make certain acquisitions;

•

engage in mergers or consolidations;

•

engage in certain transactions with affiliates;

•

change the business conducted by Angiotech and its subsidiaries; and

•

enter into agreements that restrict dividends from subsidiaries.

The indenture also contains certain customary affirmative covenants and events of default. In the event that the notes attain an investment grade rating of Baa3 by Moody’s and BBB or better by S&P and no default or event of default has occurred, many of the above covenants will cease to be applicable.

We and the guarantors have agreed to file a registration statement with respect to an offer to exchange the notes for a new issue of substantially identical debt securities registered under the Securities Act on or prior to 180 days after the closing of the offering.  We have also agreed to use our commercially reasonable efforts to cause the registration statement to be declared effective on or prior to 270 days after the closing of the offering.  We may be required to file a shelf registration statement to cover resales of the notes under certain circumstances. If we fail to satisfy these obligations, we and the guarantors have agreed to pay additional interest to the holders of the notes (as described in the indenture governing the notes).

The indenture also contains provisions pursuant to which we may defease or satisfy and discharge the indenture prior to the maturity or redemption of the notes.

INDEBTEDNESS

The following is a summary of provisions relating to our indebtedness after the acquisition of AMI completed on March 23, 2006. The $350 million term loan credit facility was used, in conjunction with the proceeds from the $250 million note offering and cash on hand, to fund the acquisition of AMI. Following the acquisition of AMI, AMI no longer has any outstanding debt.

Our New Senior Credit Facility

The new senior credit facility, provided by a syndicate of banks and other financial institutions, provides financing of up to $425.0 million, consisting of a

•

$350.0 million term loan facility with a maturity of seven years; and

•

$75.0 million revolving credit facility with a maturity of five years.

The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the swingline loans.

Interest Rate and Fees

The borrowings under the new senior credit facility bears interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate announced by Credit Suisse and (2) the federal funds rate plus 0.50% or (b) LIBO rate determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in U.S. dollars. We expect that the initial applicable margin for borrowings under the revolving credit facility to be 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings and the initial applicable margin for borrowings under the term loan facility to be 0.50% with respect to base rate borrowings and 1.50% with respect to LIBOR borrowings. The applicable margin for the borrowings under the revolving term loan and credit facilities may be reduced subject to our attaining certain leverage ratios.

In addition to paying interest on outstanding principal under the new senior credit facility, we will be required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% (subject to reduction upon attainment of certain leverage ratios). We will also pay customary letter of credit fees.

Prepayments

Our new senior credit facility requires us to prepay outstanding term loans, subject to certain exceptions, with:

•

after the end of each fiscal year, 50%, 25% or 0% of our excess cash flow, depending on our leverage ratio as of the last day of the fiscal year; and

•

100% of the net proceeds of any incurrence of debt other than debt permitted under the new senior credit facility.

In addition, we will be required to make an offer to prepay the term loan with 100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, subject to certain exceptions and limitations.

We may voluntarily repay outstanding loans under the new senior credit facility at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization

The term loan facility amortizes each year in equal quarterly installments in an aggregate amount equal to approximately 1% of the original principal amount for the first six years and nine months, with the remaining amount payable on the date that is seven years from the date of the closing of the new senior credit facility.

Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, five years from the date of the closing of the new senior credit facility.

Guarantee and Security

All obligations under the new senior credit facility will be unconditionally guaranteed by, subject to certain exceptions, each of our existing and future direct and indirect wholly-owned U.S. and Canadian subsidiaries. The term loan facility will also be guaranteed by certain foreign subsidiaries with net assets in excess of $1.0 million. Foreign subsidiaries with net assets of $1.0 million or less that may be prohibited by applicable law from issuing such guarantee are not required to guarantee obligations under our new senior credit facility.

Also, all obligations under the new senior credit facility, and the guarantees of those obligations (as well as cash management obligations and any interest hedging or other swap agreements), are secured by substantially all of our assets as well as those of each subsidiary guarantor, including, but not limited to, the following, and subject to certain exceptions:

•

a pledge of 100% of the equity interests of all of our U.S. and Canadian subsidiaries and 100% of the equity interests of certain foreign subsidiaries, other than certain foreign subsidiaries of our U.S. subsidiaries, of which 65% of their equity interests will be pledged; and

•

a security interest in substantially all of our tangible and intangible assets as well as those of each subsidiary guarantor.

Certain Covenants and Events of Default

The new senior credit facility permits us to increase by $200 million the principal amount available under the term loan solely for the purpose of financing permitted acquisitions, subject to the satisfaction of certain conditions contained in our new senior credit facility and receipt of additional lender commitments.

The new senior credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of our subsidiaries, to:

•

sell assets;

•

incur additional indebtedness;

•

prepay other indebtedness (including the notes);

•

pay dividends and distributions or repurchase our capital stock;

•

create liens on assets;

•

make investments;

•

make certain acquisitions;

•

engage in mergers or consolidations;

•

engage in certain transactions with affiliates;

•

amend the terms and conditions of indemnities made in our favor pursuant to the documents related to the acquisition of AMI;

•

change the business conducted by us and our subsidiaries; and

•

enter into agreements that restrict dividends from subsidiaries.

MARKET FOR SECURITIES

Trading Price and Volume

Our common shares are publicly traded on the Toronto Stock Exchange under the trading symbol “ANP” and on the NASDAQ National Market under the trading symbol “ANPI”. The following table summarizes the high and low prices and trading volume for our common shares during Fiscal Year 2005. The prices listed below are in Canadian dollars for trading on the Toronto Stock Exchange and in U.S dollars for trading on the NASDAQ National Market.

Month/Year	Canadian Dollars (TSX)		U.S. Dollars (NASDAQ)		Trading Volume (TSX)	Trading Volume (NASDAQ)
	High	Low	High	Low
2005
January	$23.48	$20.79	$19.10	$16.73	171,475	576,305
February	23.09	20.43	18.39	16.58	186,520	545,994
March	22.08	17.40	17.83	14.32	281,540	1,031,359
April	19.88	16.40	16.18	13.24	244,495	614,442
May	18.50	15.91	14.76	12.65	172,842	665,376
June	17.83	15.83	14.42	12.67	176,422	596,304
July	18.00	16.25	14.50	13.30	195,060	455,780
August	17.06	15.05	14.57	12.55	146,345	594,760
September	16.53	14.86	14.06	12.48	166,980	555,395
October	16.45	15.41	14.11	13.11	108,365	479,528
November	18.40	15.46	15.68	13.20	205,472	402,966
December	17.57	15.01	14.99	12.87	192,470	496,433

LEGAL PROCEEDINGS

In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide. Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others. Should it become necessary to protect those rights, we will pursue all cost-efficient strategies, including when appropriate negotiation or litigation in any relevant jurisdiction.  For example, on February 1, 2005, we announced that, together with BSC, we commenced a legal action in the Netherlands against Conor Medsystems, Inc. for patent infringement. On February 18, 2005, a claim was filed by Conor Medsystems in a court in the United Kingdom alleging that one of our U.K. stent patents is invalid and seeking to have that patent revoked. Trial on this issue was held in the United Kingdom in October 2005 and in December 2005. On February 24, 2006, the court held that this UK patent was invalid. We intend to pursue an appeal of this decision.

On March 31, 2005, a claim was filed by Conor Medsystems in a court in Australia, alleging invalidity of three of our Australian patents. On April 4, 2005, we along with BSC commenced legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement.  A hearing was held on March 10, 2006, and the court has indicated that it expects to issue an opinion on May 10, 2006. In November 2005, Conor Medsystems Inc. commenced a legal action in the Netherlands against us, asserting that the Dutch patent which corresponds to EP0706376 patent is invalid and should be revoked. The final outcomes of these legal proceedings are uncertain at this time.

On September 9, 2005, DePuy Mitek, Inc., filed suit against Arthrex Inc. and Pearsalls Limited for infringement of DePuy Mitek’s patent which relates to certain sutures (U.S. Patent No. 5,314,446). A trial is set for September 11, 2006 in Boston. Arthrex has indemnified Pearsalls against any potential damages regarding sale of FiberWire products, and will pay for the cost of this defense. Also, on July 2, 2004, Dr. Gregory W. Baran filed a complaint for wilful patent infringement against one of AMI’s subsidiaries, Medical Device Technologies, Inc. A Markman hearing to construe the claims of the asserted patents (US 5,025,797 and US 5,400,798) was held in December 2005, and a decision is awaited.

In December 2005, BSC and we initiated a preliminary proceedings action against Occam International and its parent company Biosensors requesting a preliminary injunction. A hearing was held on January 13, 2006, and the court issued a judgment on January 27, 2006, denying the relief requested by us. BSC and we filed an appeal to this judgment on February 24, 2006.

We intend to pursue and to defend vigorously any and all actions of third parties related to our extensive patent portfolio and pioneering technology. Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others.

MATERIAL CONTRACTS

The following is a list of material contracts that we have entered into since January 1, 2002 outside of the ordinary course of business:

(1)

Distribution and License Agreement with Baxter Healthcare Corporation dated April 1, 2003, as amended, as described in the section titled “General Development of the Business – Acquisitions and Other Business Relationships”.

(2)

Manufacturing and Supply Agreement with Baxter Healthcare Corporation dated April 1, 2003, as amended, as described in the section titled “General Development of the Business – Acquisitions and Other Business Relationships”.

(3)

Agreement and Plan of Reorganization with Cohesion Technologies, Inc. dated September 27, 2002, as described in the section titled “General Development of the Business – Acquisitions and Other Business Relationships”.

(4)

Amendment dated September 24, 2004 between Angiotech Pharmaceuticals, Inc. and Cook Incorporated Modifying the July 9, 1997 License Agreement among Angiotech Pharmaceuticals, Inc., Boston Scientific Corporation and Cook Incorporated dated July 9, 1997, as amended, as described in the section titled “General Development of the Business – Acquisitions and Other Business Relationships”.

(5)

Amendment dated November 23, 2004 between Angiotech Pharmaceuticals, Inc. and Boston Scientific Corporation Modifying the July 9, 1997 License Agreement among Angiotech Pharmaceuticals, Inc., Boston Scientific Corporation and Cook Incorporated dated July 9, 1997, as amended, as described in the section titled “General Development of the Business – Acquisitions and Other Business Relationships”.

(6)

Drug Discovery and Development Agreement dated October 3, 2005 between Angiotech Pharmaceuticals, Inc. and CombinatoRx, Incorporated, as described in the section titled “General Development of the Business – Acquisitions and Other Business Relationships”.

(7)

Research and License Agreement dated October 3, 2005 between Angiotech Pharmaceuticals, Inc. and CombinatoRx, Incorporated, as described in the section titled “General Development of the Business – Acquisitions and Other Business Relationships”.

(8)

Purchase Agreement dated January 31, 2006, as amended March 23, 2006, between Angiotech Pharmaceuticals (US), Inc. and American Medical Instruments Holdings, Inc., as described in the section titled “General Development of the Business – Acquisitions and Other Business Relationships”.

(9)

Credit Facility Agreement dated March 23, 2006 among Angiotech Pharmaceuticals, Inc., Angiotech Pharmaceuticals (US), Inc., certain subsidiaries of the Company, Credit Suisse Securities (USA) LLC as Administrative Agent and certain others, as described in the section titled “Indebtedness”.

(10)

Trust Indenture dated March 23, 2006 among Angiotech Pharmaceuticals, Inc., certain of its subsidiaries and Wells Fargo Bank N.A. as described in the section titled “Description of Capital Structure – Notes”.

(11)

Registration Rights Agreement dated March 23, 2006 among Angiotech Pharmaceuticals, Inc., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as described in the section titled “Description of Capital Structure – Notes”.

TRANSFER AGENT & REGISTRAR

The registrar and transfer agent for the common shares in Canada is Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia and in the United States is Computershare Trust Company, Inc. 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado. These offices and the principal offices of Computershare Trust Company of Canada in the city of Toronto can effect transfers and make deliveries of certificates for common shares.

EXPERTS

Ernst & Young LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders - Report on financial statements under the standards of the Public Company Accounting Oversight Board (United States) and Report on management’s assessment of the effectiveness of internal control over financial reporting under the Standards of the Public Company Accounting Oversight Board (United States).  Ernst & Young LLP is independent of the Company in accordance with auditors’ rules of professional conduct in Canada.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this annual information form and in the documents incorporated by reference contain forward-looking statements, which provide our current expectations or forecasts of future events.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our filings with the Canadian Securities Commission or the Securities and Exchange Commission; and any other factors that may affect performance. In addition, certain forward-looking statements contained in this report relate to our acquisition of American Medical Instruments Holdings, Inc. and the related transactions, including the incurrence of approximately $600 million of indebtedness to finance the acquisition.  There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities related to the acquisition will be realized in the amounts or times contemplated.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with our business. Operating risks include (i) our ability to successfully complete preclinical and clinical development of our products, (ii) the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products, (iii) decisions, and the timing of decisions made by health regulatory agencies regarding approval of our technology and products, (vi) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, (vii) the continued availability of capital to finance our activities, (viii) our ability to integrate into our business the operations of, American Medical Instruments Holdings, Inc., and (ix) our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of such acquisition.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

ADDITIONAL INFORMATION

Additional financial information is provided in our Consolidated Financial Statements and Management’s Discussion and Analysis dated February 24, 2006 for the year ended December 31, 2005 and the Auditors’ Report to the Shareholders, which are hereby incorporated by reference.  In accordance with National Instrument 51-102 “Continuous Disclosure Requirements”, our shareholders may elect annually to receive annual or interim corporate mailings, including annual or interim financial statements of the Corporation and related Management’s Discussion and Analysis, if they so request.  Shareholders wishing to receive these mailings should complete the appropriate request form included with their annual shareholders’ meeting materials.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our issued shares and options to purchase our shares, if applicable, is contained in our information circular issued in connection with the annual general meeting of shareholders held June 9, 2005 and our information circular to be issued for the shareholders’ meeting to be held on June 8, 2006.  Copies of all of those documents are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and may be obtained upon request from the Corporate Secretary, Angiotech Pharmaceuticals, Inc., 1618 Station Street, Vancouver, British Columbia, V6A 1B6 (telephone (604) 221-7676; facsimile: (604) 221-2330).

SCHEDULE A

Audit Committee Charter

ANGIOTECH PHARMACEUTICALS, INC.

1.

PURPOSE AND AUTHORITY

The purpose of the Audit Committee (the “Committee”) is to oversee the accounting and financial reporting processes of the Company and the audits of its financial statements, and thereby assist the Board of Directors (the “Board”) in monitoring (1) the integrity of the financial statements of the Company, (2) compliance by the Company with legal and regulatory requirements related to financial reporting, (3) the performance and independence of the Company's independent auditors, and (4) performance of the Company’s internal controls and financial reporting process. The Committee performs such functions as may be assigned by law, by the Company's certificate of incorporation, memorandum, articles or similar documents, or by the Board.

The Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors.  In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its independent legal counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.  The Committee has the power to create specific sub-committees with all of the power to conduct or authorize investigations into any matters within the scope of the mandate of the sub-committee, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors.  In particular, the Committee may delegate to one or more independent Committee members the authority to pre-approve non-audit services provided that the pre-approval is presented to the Committee at the first scheduled meeting following such pre-approval.

The Company's independent auditor is ultimately accountable to the Board of Directors and to the Committee, who, as representatives of the Company's shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, appoint and replace the independent auditor, and to determine appropriate compensation for the independent auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Company's independent auditors, Board of Directors and Company management.  The responsibilities of a member of the Committee are in addition to such member's duties as a member of the Board.

While the Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete, accurate, and in accordance with generally accepted accounting principles.

- i -

2.

MEMBERSHIP AND ORGANIZATION

2.1

Membership

2.1.1

The Committee shall consist of a minimum of three members of the Board, appointed annually, each of whom is affirmatively confirmed as independent by the Board, with such affirmation disclosed in the Company’s annual Information Circular.

2.1.2

A member of the Committee may be replaced at any time by the Board and will cease to be a member upon ceasing to be a Director of the Company.

2.1.3

The Board will elect, by a majority vote, one member as chairperson of the Committee.

2.1.4

The Committee will appoint its own secretary who need not be a Director of the board.

2.1.5

Each member of the Committee will meet all independence and financial literacy requirements of The Toronto Stock Exchange, the independence requirements of the NASDAQ Stock Market (which includes meeting the definition of “independent director” under the NASDAQ Rules), and the independence criteria of the U.S. Securities and Exchange Commission’s (the “SEC”) Rules.

2.1.6

Each member of the Committee shall be able to read and understand fundamental financial statements, including balance sheets, income statements, and cash flow statements.

2.1.7

At least one member of the Committee will be an audit committee financial expert as defined by the applicable rules set out by the SEC or any other applicable regulatory authority.

2.1.8

No director who has participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years will be eligible for membership on the Committee.

2.1.9

Any member of the Committee who serves on more than three public company audit committees must inform the Chairman of the Board who will consider and assess that member’s ability to be effective on the Committee.

2.1.10

A member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company, and may not be an affiliated person of the Company or any subsidiary thereof.

- ii -

2.2

Committee Meetings

2.2.1

The Committee will meet at least quarterly or more often as may be deemed necessary or appropriate in its judgment, either in person or telephonically.

2.2.2

The Committee will meet with the independent auditor and the internal auditor at least quarterly, either in person or telephonically.

2.2.3

Meetings may be requested by any member of the Committee, Chief Executive Officer (CEO), Chief Compliance Officer (CCO), Chief Financial Officer (CFO), VP, Finance & Accounting, Corporate Controller, the independent auditors or the internal auditors.

2.2.4

The independent auditor will be notified of every Committee meeting and be permitted to appear and speak at those meetings.

2.2.5

The Committee will keep minutes of its meetings which will be provided to the Board.

2.2.6

The Committee will report its actions to the Board along with such recommendations as the Committee may deem appropriate.

2.2.7

A majority of the members of the Committee shall constitute a quorum.

3.

DUTIES & RESPONSIBILITIES

3.1

Independent Auditor

The independent auditor reports directly to the Committee and the Committee and the Board have the authority to replace the independent auditor.  With respect to its oversight of the independent auditor, the Committee shall:

3.1.1

Annually appoint the independent auditor to be proposed for shareholder approval.

3.1.2

Approve the compensation of the independent auditor.

3.1.3

Review with the independent auditor, the audit scope and plan of the independent auditor.

3.1.4

Evaluate the performance of the independent auditor and, if so determined by the Committee, replace the independent auditor.

3.1.5

Approve permissible non-audit services of the independent auditor and establish policies and procedures for their engagement for such services and to ensure that the independent auditor is not engaged to perform any activities prohibited by any of the Canadian provincial securities commissions, the SEC or any securities exchange on which the Company’s shares are traded, including:

- iii -

•

Bookkeeping or other services related to accounting records or financial statements of the Company;

•

Financial information systems design and implementation consulting services;

•

Appraisal or valuation services, fairness opinions, or contributions-in-kind reports;

•

Actuarial services;

•

Internal audit outsourcing services;

•

Any management or human resources function;

•

Broker, dealer, investment advisor, or investment banking services;

•

Legal services;

•

Expert services unrelated to the auditing service; and

•

Any other service the Board determines is not permitted.

3.1.6

Ensure that no individual who is, or in the past 3 years has been, affiliated with or employed by a present or former auditor of the Company or an affiliate, is hired by the Company as a senior officer, including Corporate Controller, until at least 3 years after the end of either the affiliation or the auditing relationship.

3.1.7

Take reasonable steps to confirm the independence of the independent auditor, which shall include:

3.1.7.1

Ensuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

3.1.7.2

Reviewing with the independent auditor any relationships or services provided to the Company, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

3.1.7.3

As necessary, taking, or recommending that the Board take, other appropriate actions to oversee the independence of the independent auditor.

3.1.8

Ensure that the audit partner rotation requirements are met.

3.1.9

Confirm with management and the independent auditor that no restrictions are placed on the scope of the auditors’ review and examination of the Company’s accounts.

3.1.10

Discuss in private with the independent auditor matters affecting the conduct of their audit and other corporate matters.

3.1.11

Review and discuss with management and the independent auditor at the completion of its examination, any serious difficulties or disputes with management encountered during the course of the audit or review.

- iv -

3.2

Financial Information Review Process

In connection with the review of the annual audited financial statements, interim financial statements, MD&A, press releases or other financial disclosure, the Committee, as applicable, shall:

3.2.1

Review and discuss with management and the independent auditor at the completion of its annual audit and interim reviews:

3.2.1.1

The Company's audited annual or reviewed interim financial statements and related notes and the Company’s accompanying MD&A;

3.2.1.2

Review the independent auditor's report concerning the matters required to be discussed by Statement on Auditing Standards No. 61, CICA Handbook Section 5751 or SEC Rule 2-07, as the same may be modified or supplemented from time to time;

3.2.1.3

The appropriateness of the presentation of any non-GAAP related financial information;

3.2.1.4

The adequacy of the Company's internal accounting and financial controls that management and the Board have established and the effectiveness of those systems;

3.2.1.5

Financial statement effects of significant transactions and other complex accounting issues;

3.2.1.6

The accounting policies which may be viewed as critical, including all alternative treatments for financial information within generally accepted accounting principles that have been discussed with management, and review and discuss any significant changes in the accounting policies of the Company and industry accounting and regulatory financial reporting proposals that may have a significant impact on the Company's financial reports;

3.2.1.7

Any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies;

3.2.1.8

The management letter delivered by the independent auditor in connection with the audit;

3.2.2

Approve and recommend to the Board that the audited annual financial statements and MD&A be approved by the Board prior to public disclosure;

3.2.3

Approve interim financial statements and MD&A prior to public disclosure;

3.2.4

Review with the Company's General Counsel, litigation and other legal matters that may have a material impact on the financial statements, the Company's financial compliance policies and any material reports or inquiries received from regulators or governmental agencies related to financial matters;

3.2.5

Review financial press releases and earnings guidance;

3.2.6

Review and approve all financial disclosure contained in filings with the Canadian provincial securities commissions and the SEC;

3.2.7

Review representation letters provided by management to the independent auditor;

3.2.8

Review minutes of all Disclosure Committee meetings of the Company; and

3.2.9

Review the process for certification of the interim and annual financial statements by the CEO and the CFO and the certifications made by the CEO and CFO.

- v -

3.3

Corporate compliance, Internal Controls & Internal Audit

With respect to the oversight of the financial compliance, internal controls and internal audit activities, the Committee shall:

3.3.1

Annually review the activities, resources and scope of the Corporate Compliance function and its internal audit and other compliance activities;

3.3.2

Ensure that the Corporate Compliance function has unrestricted access to all functions, records, property and personnel within the Company;

3.3.3

Review significant internal audit findings and recommendations and monitor management’s progress against action plans for remediation;

3.3.4

Meet separately with the Chief Compliance Officer or Manager, Financial Compliance (or individuals performing the internal audit function) to discuss matters the Committee or the Corporate Compliance function believes should be discussed in private;

3.3.5

Review any reportable conditions, material weakness in internal controls and any fraud and illegal acts involving management or other  employees who have a significant role in the company’s internal control and significant deficiencies affecting internal control; and

3.3.6

Review any issues including any difficulties encountered during any internal audit activities.

3.4

Accountability

3.4.1

At least annually, the Committee will review and evaluate the performance of the Committee and its members and report its findings to the Board.

3.4.2

The Committee will annually review and reassess the adequacy of the Committee’s Charter and recommend any proposed changes to the Board for approval.

3.4.3

The Committee shall review and approve any Audit Committee disclosures required by securities regulators contained in the Company’s disclosure documents.

- vi -

3.5

Other Duties & Responsibilities

The Committee shall:

3.5.1

Annually review a procedure through which employees and others can inform the Committee regarding any concerns about the Company’s accounting, internal accounting controls or auditing matters.  The procedure shall include responding to and keeping of records of, any such complaints;

3.5.2

Review at least annually, the program established by management to monitor compliance with the Company’s code of ethics policy;

3.5.3

Review and approve all related party transactions in excess of $60,000;

3.5.4

Arrange and review results of an annual audit of the expense reports of the Chairman of the Board and the CEO’s expense accounts;

3.5.5

Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures;

3.5.6

Assess risk areas and policies to manage risk including, without limitation, environmental risk, insurance coverage and other areas as determined by the Board from time to time;

3.5.7

Review the appointment of the Chief Financial Officer, Chief Compliance Officer and any other senior financial executives involved in the financial reporting process; and

3.5.8

Review and discuss with management, and approve changes to, the Company's Corporate Treasury Policy.

- vii -

Audit Committee Timetable

DUTIES & RESPONSIBILITIES	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
3.1 Independent Auditor
3.1.1 Appoint Independent Auditor for Shareholder Approval			✓
3.1.2 Approve Independent Auditor Compensation												✓
3.1.3 Review Audit Scope & Plan												✓
3.1.4 Review Performance of Independent Auditor		✓
3.1.5 Approve Non-audit Services of Independent Auditor	As Required
3.1.6 Confirm New Senior Officers Not Affiliated with Independent Auditor Prior to Hiring	As Required
3.1.7 Confirm Independence of Independent Auditor												✓
3.1.8 Ensure Audit Partner Rotation Requirements are Met												✓
3.1.9 Confirm Unrestricted Scope of Independent Auditor’s Review		✓		✓			✓			✓
3.1.10 Discuss Matters Affecting the Conduct of the Independent Auditor, Audit and other Corporate Matters Privately		✓		✓			✓			✓
3.1.11 Review and Discuss Difficulties or Disputes Between Independent Auditor & Management		✓		✓			✓			✓

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3.2 Financial Information Review Process
3.2.1 Review and Discuss with Management and the Independent Auditor at the Completion of Annual Audit or Interim Review:
3.2.1.1 Financial Statements and MD&A	✓		✓	✓	✓
3.2.1.2 Independent Auditor’s Report	✓		✓	✓	✓
3.2.1.3 Non-GAAP Related Financial Information	✓		✓	✓	✓
3.2.1.4 Adequacy and Effectives of Internal Controls	✓
3.2.1.5 Significant Transaction/Complex Accounting Issues	✓		✓	✓	✓
3.2.1.6 Critical Accounting Policies and Significant Changes	✓		✓	✓	✓
3.2.1.7 Material Issues Raised by Regulators/Gov Agencies or Employees	✓		✓	✓	✓
3.2.1.8 Management Letter	✓
3.2.2 Approve Audited Financial Statements and MD&A; Recommend to Board for Approval	✓
3.2.3 Approve Interim Financial Statements and MD&A prior to Disclosure			✓	✓	✓
3.2.4 Review Litigation and Other Legal Matters with Company’s General Counsel	✓		✓	✓	✓
3.2.5 Review Financial Press Releases and Earnings Guidance	✓		✓	✓	✓
3.2.6 Review Financial Disclosure in Filings; Recommend that Board Approve Disclosure		✓
3.2.7 Review Independent Auditor’s Representation Letter						✓
3.2.8 Review Disclosure Committee Minutes	✓		✓	✓	✓
3.2.9 Review Certification Process and Financial Statements Certifications of CEO & CFO	✓

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3.3 Internal Audit Function
3.3.1 Review Activities, Resources and Scope of Internal Audit Function						✓
3.3.2 Ensure Internal Audit Function has Unrestricted Access to All Functions, Records, Property and Personnel Within the Company	✓		✓	✓	✓
3.3.3 Review Significant Audit Findings and Recommendations and Monitor Management’s Progress with Remediation	✓		✓	✓	✓
3.3.4 Meet with Internal Auditor Separately	✓		✓	✓	✓
3.3.5 Review Reportable Conditions, Material Weakness and Fraud	✓		✓	✓	✓
3.3.6 Review Any Issues Including any Difficulties Encountered by the Internal Audit Function	✓		✓	✓	✓
3.4 Accountability
3.4.1 Review Committee Performance and Report to Board						✓
3.4.2 Review of Committee Charter						✓
3.4.3 Review and Approve Required Committee Regulatory Disclosures		✓

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3.5 Other Duties & Responsibilities
3.5.1 Adopt and Review Procedure for Whistleblower Policy		✓
3.5.2 Review Program for Monitoring Compliance to Company’s Code of Ethics		✓
3.5.3 Review and Approve Related Party Transactions over $60,000	As Required
3.5.4 Review Audit of Expense Reports for Board Chair and CEO		✓
3.5.5 Review Company’s Major Financial Risk Exposures	✓
3.5.6 Assess Risk Areas and Risk Management Policies	✓
3.5.7 Review Appointment of Senior Financial Management	As Required
3.5.8 Review and Approve Changes to Company’s Corporate Treasury Policy		✓

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SCHEDULE B

Governance and Nominating Committee Charter

ANGIOTECH PHARMACEUTICALS, INC.

GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The purpose of the Governance and Nominating Committee is to assist the Board of Directors to (1) identify new individuals qualified to serve on the Board of Directors, (2) select the Board nominees for each annual meeting of the Company, (3) evaluate the performance of the Board and the adherence by each of the Audit, Compensation and Governance and Nominating Committees of the Board of Directors to their respective charters, and (4) review on an annual basis the corporate governance policies and procedures of the Company.

MEMBERSHIP

The membership of the Governance and Nominating Committee shall be as follows:

•

The Committee shall consist of a minimum of three members of the Board of Directors, appointed annually, each of whom is affirmatively confirmed as independent by the Board of Directors, with such affirmation disclosed in the Company’s annual Information Circular.

•

The membership of the Committee shall meet all independence requirements of the Toronto Stock Exchange and the requirements of such other securities exchange or quotation system or regulatory agency as may from time to time apply to the Company.

•

The Board shall elect, by a majority vote, one member as Chairperson.

•

A member of the Committee may not, other than in his or her capacity as a member of the Governance and Nominating Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company.

RESPONSIBILITIES

The responsibilities of the Nominating and Governance Committee shall be as follows:

Frequency of Meetings

•

Meet as often as may be deemed necessary or appropriate in its judgement but not less than once a year, either in person or telephonically, with its Chairperson to set and circulate an agenda prior to meeting.

Reporting Responsibilities

•

Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

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Charter Evaluation

•

Annually review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

Legal Responsibilities

•

Perform such functions as may be assigned by law, by the Company’s certificate of incorporation, memorandum, articles or similar documents, or by the Board of Directors.

Annual Board Nominations

•

Identify, review the qualifications of, approve and recommend to the Board of Directors nominees for election to the Board of Directors at each annual general meeting.

•

Recommend to the Board, directors for appointment to its committees and, as appropriate, recommend removal of directors from Board committees.

•

Identify, review the qualifications of, approve and recommend to the Board of Directors nominees to fill vacancies on the Board of Directors between annual general meetings.

•

Engage search firms, independent counsel and other advisers as the Committee determines necessary to carry out its responsibilities, and approve the fees and terms thereof.

Director Assessment

•

Conduct an annual evaluation of the performance of the Board, including individual Directors, and oversee the functioning of the Board of Directors, including the orientation and integration of new members of the Board of Directors.

Committee Assessment

•

Assess the Board's Committee structure on an ongoing basis and recommend changes where appropriate.

Corporate Governance Guidelines and Independence

•

Cause to be prepared and recommend to the Board the adoption of corporate governance guidelines, and periodically review and recommend changes to the corporate governance guidelines as appropriate, including such recommendations as are desirable or necessary to permit the Board of Directors to function independently of management, including the appointment of a committee of independent Directors to allow for an opportunity to discuss the affairs of the Company in the absence of management.

•

Cause to be prepared and recommend to the Board the adoption of a code of ethics and periodically review and recommend changes to the code of ethics as appropriate.

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Relationship Management

•

Oversee the relationship between management and the Board of Directors and to recommend improvements in such relationship to the Board of Directors.

•

Review periodically the compliance with and enforcement of the corporate governance guidelines and code of ethics by the Company’s senior executives.

•

Recommend to the Board as appropriate and oversee the conduct of any internal investigations of the conduct of senior executives of the Company other than an investigation commenced by the Audit Committee within the scope of the Audit Committee’s responsibilities.

•

Plan succession for senior management.

Annual Reviews and Recommendations

•

Review the size and composition of the Board of Directors and Committee structure/function, with a view to promoting effectiveness and efficiency.

•

Review the committees of the Board of Directors, their charters, mandates and responsibilities and the allocation of Directors to the committees.

•

Review the compensation of the Directors in light of time commitments, comparative fees, risks and responsibilities.

•

Review the directorships and other positions held by the Company’s Directors and Officers in other organizations.

•

Review the Chairperson of the Board and the appropriateness of the duties and responsibilities of the Chairperson of the Board.

General

•

Undertake such other initiatives as are needed to assist the Board of Directors in providing efficient and effective corporate governance for the benefit of shareholders.

Amendments to Charter

•

Annually review this charter and as deemed necessary, recommend amendments to be ratified by a simple majority of the Board of Directors.

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